UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________
FORM 6-K
_________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2016
Commission file number 1- 33198

_________________________
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40- F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐            No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2016

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues (note 8)	284,464	311,234	591,172	576,217
Voyage expenses	(17,588)	(20,716)	(35,932)	(43,233)
Vessel operating expenses (note 8)	(90,761)	(94,823)	(186,113)	(174,390)
Time-charter hire expenses	(18,829)	(10,762)	(34,151)	(17,745)
Depreciation and amortization	(74,057)	(71,803)	(148,979)	(129,797)
General and administrative (notes 8 and 13)	(13,821)	(16,083)	(28,290)	(31,102)
(Write down) and gain on sale of vessels (note 14)	(43,650)	(500)	(43,650)	(14,353)
Restructuring charge (note 7)	(1,487)	(135)	(1,487)	(135)
Income from vessel operations	24,271	96,412	112,570	165,462

Interest expense (notes 6, 8 and 9)	(33,347)	(31,380)	(69,373)	(56,179)
Interest income	293	141	697	276
Realized and unrealized (losses) gains on derivative instruments (note 9)	(62,037)	49,729	(122,527)	(13,079)
Equity income	3,626	9,720	8,909	13,811
Foreign currency exchange loss (note 9)	(13,087)	(1,739)	(15,925)	(6,383)
Other (expense) income - net (notes 4 and 11d)	(21,286)	385	(21,277)	639
(Loss) income before income tax recovery	(101,567)	123,268	(106,926)	104,547
Income tax recovery (note 10)	1,438	111	4,274	190
Net (loss) income	(100,129)	123,379	(102,652)	104,737

Non-controlling interests in net (loss) income	2,496	3,638	4,384	7,636
Dropdown Predecessor's interest in net income (note 3)	—	15,515	—	10,101
Preferred unitholders' interest in net (loss) income (note 12)	10,314	4,791	21,063	7,510
General Partner’s interest in net (loss) income	(2,260)	6,153	(2,563)	9,917
Limited partners' interest in net (loss) income	(110,679)	93,282	(125,536)	69,573
Limited partner's interest in net (loss) income per common unit
- basic (note 12)	(1.18)	1.01	(1.32)	0.75
- diluted (note 12)	(1.18)	1.01	(1.32)	0.75
Weighted-average number of common units outstanding:
- basic	107,794,323	92,413,598	107,424,853	92,402,772
- diluted	107,794,323	92,457,480	107,424,853	92,470,600
Cash distributions declared per unit	0.1100	0.5384	0.2200	1.0768
Related party transactions (note 8)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Net (loss) income	(100,129)	123,379	(102,652)	104,737
Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instruments (note 9)	(6,356)	—	(19,887)	—
Other comprehensive loss	(6,356)	—	(19,887)	—
Comprehensive (loss) income	(106,485)	123,379	(122,539)	104,737
Non-controlling interests in comprehensive (loss) income	2,496	3,638	4,384	7,636
Dropdown Predecessor's interest in comprehensive income (note 3)	—	15,515	—	10,101
Preferred unitholders' interest in comprehensive (loss) income	10,314	4,791	21,063	7,510
General and limited partners' interest in comprehensive (loss) income	(119,295)	99,435	(147,986)	79,490
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at June 30, 2016	As at December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	380,718	258,473
Restricted cash (note 9)	7,403	51,431
Accounts receivable, including non-trade of $1,364 (December 31, 2015 - $4,140)	145,902	153,662
Vessels held for sale (note 14)	—	55,450
Net investments in direct financing leases - current (note 4b)	6,766	5,936
Prepaid expenses	37,619	34,027
Due from affiliates (note 8c)	74,806	81,271
Other current assets (note 9)	21,309	20,490
Total current assets	674,523	660,740
Restricted cash - long-term (note 9)	21,127	9,089
Vessels and equipment
At cost, less accumulated depreciation of $1,378,660 (December 31, 2015 - $1,230,868)	4,178,593	4,348,535
Advances on newbuilding contracts and conversion costs (notes 11b, 11c,11f and 11g)	516,754	395,084
Net investments in direct financing leases (note 4b)	12,302	11,535
Investment in equity accounted joint ventures (notes 11e and 15)	120,415	77,647
Deferred tax asset	33,511	30,050
Other assets (notes 1 and 9)	95,917	82,341
Goodwill	129,145	129,145
Total assets	5,782,287	5,744,166
LIABILITIES AND EQUITY
Current
Accounts payable	28,301	15,899
Accrued liabilities (notes 7, 9 and 13)	138,896	91,065
Deferred revenues	54,431	54,378
Due to affiliates (note 8c)	97,438	304,583
Current portion of derivative instruments (note 9)	63,924	201,456
Current portion of long-term debt (note 6)	574,575	485,069
Current portion of in-process revenue contracts	12,744	12,779
Total current liabilities	970,309	1,165,229
Long-term debt (note 6)	2,666,656	2,878,805
Derivative instruments (note 9)	413,063	221,329
Due to affiliates (notes 8b, 8c and 8g)	200,000	—
In-process revenue contracts	56,706	63,026
Other long-term liabilities (note 1)	221,055	192,258
Total liabilities	4,527,789	4,520,647
Commitments and contingencies (notes 6, 9 and 11)
Redeemable non-controlling interest (note 11a)	2,367	3,173
Convertible Preferred Units (12.5 million and 10.4 million units issued and outstanding at June 30, 2016 and December 31, 2015, respectively) (note 12)	268,277	252,498
Equity
Limited partners - common units (137.4 million and 107.0 million units issued and outstanding at June 30, 2016 and December 31, 2015, respectively) (notes 12 and 13)	645,259	629,264
Limited partners - preferred units (11.0 million units issued and outstanding at June 30, 2016 and December 31, 2015) (note 12)	266,925	266,925
General Partner	17,879	17,608
Warrants (note 12)	13,797	—
Accumulated other comprehensive (loss) income	(19,191)	696
Non-controlling interests	59,185	53,355
Total equity	983,854	967,848
Total liabilities and total equity	5,782,287	5,744,166

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2016	2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(102,652)	104,737
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 9)	51,094	(2,589)
Equity income, net of dividends received of $3,472 (2015 - $nil)	(5,437)	(13,811)
Depreciation and amortization	148,979	129,797
Write-down and (gain) on sale of vessel (note 14)	43,650	14,353
Deferred income tax recovery (note 10)	(5,436)	(817)
Amortization of in-process revenue contracts	(6,355)	(6,320)
Unrealized foreign currency exchange loss and other	26,645	(52,439)
Change in non-cash working capital items related to operating activities	32,055	49,301
Expenditures for dry docking	(10,801)	(5,145)
Net operating cash flow	171,742	217,067
FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	163,112	410,374
Scheduled repayments of long-term debt (note 6)	(263,850)	(185,907)
Prepayments of long-term debt (note 6)	(21,607)	(13,606)
Debt issuance costs (note 6)	(6,102)	(4,554)
Decrease in restricted cash (note 9)	31,990	15,140
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million) (note 3)	—	14,247
Proceeds from issuance of common units (note 12)	102,930	—
Proceeds from issuance of preferred units and warrants (note 12)	100,000	125,000
Expenses relating to equity offerings	(5,601)	(4,187)
Cash distributions paid by the Partnership	(45,538)	(115,460)
Cash distributions paid by subsidiaries to non-controlling interests	(110)	(5,720)
Equity contribution from joint venture partners	750	5,500
Settlement of contingent consideration liability (note 4)	—	(3,303)
Other	—	579
Net financing cash flow	55,974	238,103
INVESTING ACTIVITIES
Net expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(106,432)	(418,153)
Increase in restricted cash	—	(42,080)
Proceeds from sale of vessel and equipment (note 14)	55,450	8,918
Repayment from joint ventures (note 15)	—	5,225
Direct financing lease (investments) payments received	(1,616)	2,358
Investment in equity accounted joint ventures	(52,873)	(5,396)
Net investing cash flow	(105,471)	(449,128)
Increase in cash and cash equivalents	122,245	6,042
Cash and cash equivalents, beginning of the period	258,473	252,138
Cash and cash equivalents, end of the period	380,718	258,180
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	Warrants $	General Partner $	Accumulated Other Comprehensive Loss $	Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2015	107,027	629,264	11,000	266,925	—	17,608	696	53,355	967,848	10,438	252,498	3,173
Net loss	—	(125,536)	—	10,750	—	(2,563)	—	5,190	(112,159)	—	10,313	(806)
Other comprehensive loss (note 9)	—	—	—	—	—	—	(19,887)	—	(19,887)	—	—	—
Cash distributions	—	(23,558)	—	(10,750)	—	(480)	—	—	(34,788)	—	(10,750)	—
Distribution to non-controlling interests	—	—	—	—	—	—	—	(110)	(110)	—	—	—
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	750	750	—	—	—
Proceeds from equity offerings, net of offering costs (note 12)	21,978	97,551	—	—	13,797	1,991	—	—	113,339	4,000	83,453	—
Conversion of Convertible Preferred Units (note 12)	8,324	46,282	—	—	—	889	—	—	47,171	(1,921)	(46,429)	—
Exchange of Convertible Preferred Units (note 12)	—	20,231	—	—	—	413	—	—	20,644	—	(20,644)	—
Equity based compensation and other (note 13)	101	1,025	—	—	—	21	—	—	1,046	—	(164)	—
Balance as at June 30, 2016	137,430	645,259	11,000	266,925	13,797	17,879	(19,191)	59,185	983,854	12,517	268,277	2,367
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries and the Dropdown Predecessor (see note 3) (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2015, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 18, 2016. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the Partnership’s vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Intercompany balances and transactions have been eliminated upon consolidation.

Vessels and equipment

The Partnership considers its shuttle tankers to comprise of two components: i) a conventional tanker (or the tanker component) and ii) specialized shuttle equipment (or the shuttle component). The Partnership differentiates these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the useful life of both components was assessed as 25 years commencing from the date the vessel is delivered from the shipyard. During the six months ended June 30, 2016, the Partnership has considered factors related to the ongoing use of the shuttle component and has reassessed the useful life as being 20 years based on the challenges associated with adverse market conditions in the energy sector and other long term factors associated with the global oil industry. This change in estimate, commencing January 1, 2016, impacts the entire fleet of its shuttle tanker vessels. Separately, the Partnership has reviewed the depreciation of the tanker component for eight vessels in its fleet that are 17 years of age or older. Based on the Partnership’s expected operating plan for these vessels, the Partnership has reassessed the estimated useful life of the tanker component for these vessels as 20 years commencing January 1, 2016. As market conditions evolve, the Partnership will continue to monitor the useful life of the tanker component for other vessels within the shuttle tanker segment. The effect of these changes in estimates was an increase in depreciation and amortization expense and net loss by $7.3 million and $14.6 million, or $0.07 and $0.14 per basic and diluted common unit, respectively, for the three and six months ended June 30, 2016.

Asset retirement obligation

The Partnership has an asset retirement obligation (or ARO) relating to the sub-sea mooring and riser system associated with the Gina Krog FSO unit expected to commence operations in the North Sea early-2017 (see note 11b). This obligation involves the costs associated with the restoration of the environment surrounding the facility and removal of all equipment, which are subsequently to be reimbursed by the charterer. This obligation is expected to be settled at the end of the contract under which the FSO unit is expected to operate, which is a three-year time-charter contract which includes 12 additional one-year extension options.

The Partnership records the fair value of an ARO as a liability in the period when the obligation arises. The fair value of the ARO is measured using expected future cash outflows discounted at the Partnership’s credit-adjusted risk-free interest rate. When the liability is recorded, and as the ARO will be covered by contractual payments to be received from the charterer, the Partnership records a separate receivable concurrently with the ARO being created. Each period, the liability is increased for the change in its present value. Changes in the amount or timing of the estimated ARO are recorded as an adjustment to the related asset and liability. As at June 30, 2016, the ARO and associated receivable, which is recorded in other long-term liabilities and other non-current assets, respectively, were both $19.3 million.

2.	Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Partnership is evaluating the effect of adopting this new accounting guidance.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Partnership January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Partnership January 1, 2017 with early adoption permitted. The Partnership expects the impact of adopting this new accounting guidance will be a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to a financing cash outflow on the Partnership's statement of cash flows.

3.	Dropdown Predecessor

On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (referred to herein as the Dropdown Predecessor). The purchase price of $529.4 million that the Partnership paid for the acquisition was based on a $1.26 billion fully built-up cost of the Petrojarl Knarr, a floating, production, storage and offloading (or FPSO) unit, and consisted of actual costs incurred for construction and mobilization of the unit less cash generated from operations between March 9, 2015 and July 1, 2015, plus $14.5 million of working capital of the Dropdown Predecessor less $745.1 million of assumed debt. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note was due in full on July 1, 2016 and bears interest at an annual rate of 6.5% on the outstanding principal balance, however, the promissory note was refinanced with a new two-year promissory note to Teekay Corporation (see note 8g). The Partnership paid $35.0 million of the remaining $37.4 million of the purchase price in cash to Teekay Corporation upon the acquisition of the Dropdown Predecessor. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrently with the conversion of the promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six-year fixed-rate charter contract, plus extension options, with Royal Dutch Shell Plc, as the operator.

The $103.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Dropdown Predecessor was accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Dropdown Predecessor has been accounted for as if the acquisition occurred on March 9, 2015, the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Dropdown Predecessor were retroactively adjusted to include the financial results of the Dropdown Predecessor as if the Partnership had acquired the FPSO on March 9, 2015. This had the effect of increasing the Partnership’s revenues by $55.5 million and $69.5 million, respectively, and net income by $15.5 million and $10.1 million, respectively, for the three and six months ended June 30, 2015.

4.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2015. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

		June 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	409,248	409,248	318,993	318,993
Logitel contingent consideration (see below)	Level 3	—	—	(14,830)	(14,830)
Derivative instruments (note 9)
Interest rate swap agreements	Level 2	(338,447)	(338,447)	(235,998)	(235,998)
Cross currency swap agreements	Level 2	(144,607)	(144,607)	(183,327)	(183,327)
Foreign currency forward contracts	Level 2	(2,195)	(2,195)	(11,509)	(11,509)

Non-Recurring:
Vessels held for sale (note 14)	Level 2	—	—	55,450	55,450
Vessels and equipment (note 14)	Level 2	—	—	100,600	100,600

Other:
Long-term debt - public (note 6)	Level 1	(577,268)	(490,954)	(620,746)	(473,729)
Long-term debt - non-public (note 6)	Level 2	(2,663,963)	(2,579,967)	(2,743,128)	(2,783,597)
Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (or Cefront) for $4.0 million. The Partnership paid the purchase price in cash at closing, plus an additional amount of up to $27.6 million, depending on certain performance criteria.

During the second quarter of 2016, the Partnership canceled the UMS construction contracts for its two remaining UMS newbuildings. This is expected to eliminate any future contingent consideration payments. Consequently, the contingent liability was reversed in the second quarter of 2016. The gain associated with this reversal is included in other (expense) income - net on the Partnership's consolidated statements of loss for the three and six months ended June 30, 2016.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and six months ended June 30, 2016 and 2015 are as follows:

	Three Months Ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	Asset (Liability)		Asset (Liability)
	$	$	$	$
Balance at beginning of period	(15,221)	(21,562)	(14,830)	(21,448)
Acquisition of Logitel	—	2,569	—	2,569
Settlement of liability	—	3,540	—	3,540
Gain included in Other (expense) income - net	15,221	161	14,830	47
Balance at end of period	—	(15,292)	—	(15,292)

b)	Financing Receivables
The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Credit Quality Indicator	Grade	June 30, 2016	December 31, 2015
			$	$
Direct financing leases	Payment activity	Performing	19,068	17,471

5.	Segment Reporting
The following tables include results for the Partnership’s FPSO unit segment; shuttle tanker segment; floating storage and off-take (or FSO) unit segment; UMS segment; towage segment; and conventional tanker segment for the periods presented in these consolidated financial statements.

Three Months ended June 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	124,715	125,840	13,789	3,736	11,730	4,654	284,464
Voyage expenses	—	(12,573)	(124)	—	(4,281)	(610)	(17,588)
Vessel operating expenses	(41,365)	(29,792)	(6,195)	(9,319)	(3,924)	(166)	(90,761)
Time-charter hire expenses	—	(14,764)	—	—	—	(4,065)	(18,829)
Depreciation and amortization	(37,234)	(30,089)	(2,209)	(1,695)	(2,830)	—	(74,057)
General and administrative (1)	(8,217)	(3,871)	(144)	(832)	(757)	—	(13,821)
Write down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	36,412	34,751	5,117	(51,760)	(62)	(187)	24,271

Three Months ended June 30, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	141,722	132,899	14,165	3,686	10,517	8,245	311,234
Voyage expenses	—	(18,976)	(89)	—	(1,004)	(647)	(20,716)
Vessel operating expenses	(50,445)	(31,120)	(6,921)	(1,126)	(3,697)	(1,514)	(94,823)
Time-charter hire expenses	—	(10,762)	—	—	—	—	(10,762)
Depreciation and amortization	(37,783)	(26,795)	(2,975)	(401)	(2,174)	(1,675)	(71,803)
General and administrative (1)	(6,892)	(6,788)	(420)	(639)	(837)	(507)	(16,083)
Write down of vessel	—	—	—	(500)	—	—	(500)
Restructuring charge	—	(135)	—	—	—	—	(135)
Income from vessel operations	46,602	38,323	3,760	1,020	2,805	3,902	96,412

Six Months ended June 30, 2016	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues (2)	257,499	252,023	28,152	17,217	22,813	13,468	591,172
Voyage expenses	—	(26,511)	(335)	—	(7,799)	(1,287)	(35,932)
Vessel operating expenses	(88,279)	(58,673)	(11,668)	(17,245)	(8,809)	(1,439)	(186,113)
Time-charter hire expenses	—	(29,575)	—	—	—	(4,576)	(34,151)
Depreciation and amortization	(74,818)	(60,737)	(4,381)	(3,390)	(5,653)	—	(148,979)
General and administrative (1)	(16,891)	(7,828)	(382)	(1,526)	(1,491)	(172)	(28,290)
Write down of vessels	—	—	—	(43,650)	—	—	(43,650)
Restructuring charge	(1,487)	—	—	—	—	—	(1,487)
Income (loss) from vessel operations	76,024	68,699	11,386	(48,594)	(939)	5,994	112,570

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Six Months ended June 30, 2015	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
Revenues	239,997	270,989	28,651	3,686	16,587	16,307	576,217
Voyage expenses	—	(38,505)	(221)	—	(3,292)	(1,215)	(43,233)
Vessel operating expenses	(87,211)	(65,437)	(13,280)	(1,126)	(4,448)	(2,888)	(174,390)
Time-charter hire expenses	—	(17,083)	—	—	(662)	—	(17,745)
Depreciation and amortization	(62,268)	(55,162)	(5,895)	(401)	(2,722)	(3,349)	(129,797)
General and administrative (1)	(11,833)	(15,187)	(1,030)	(1,146)	(1,147)	(759)	(31,102)
(Write down) and gain on sale of vessel	—	(13,853)	—	(500)	—	—	(14,353)
Restructuring charge	—	(135)	—	—	—	—	(135)
Income from vessel operations	78,685	65,627	8,225	513	4,316	8,096	165,462

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)
Revenues includes a $4.0 million early termination fee received from Teekay Corporation during the six months ended June 30, 2016, which is included in the Partnership's conventional tanker segment (see notes 8f and 14).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	June 30, 2016	December 31, 2015
	$	$
FPSO segment	2,710,632	2,717,193
Shuttle tanker segment	1,694,150	1,732,769
FSO segment	370,932	281,776
UMS segment	225,816	267,935
Towage segment	343,290	309,009
Conventional tanker segment	14,552	63,900
Unallocated:
Cash and cash equivalents and restricted cash	409,248	318,993
Other assets	13,667	52,591
Consolidated total assets	5,782,287	5,744,166
6.Long-Term Debt

	June 30, 2016	December 31, 2015
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	343,429	429,279
Norwegian Kroner Bonds due through 2019	286,966	327,941
U.S. Dollar-denominated Term Loans due through 2018	120,809	129,133
U.S. Dollar-denominated Term Loans due through 2028	2,073,070	2,037,766
U.S. Dollar Non-Public Bonds due through 2024	174,839	202,449
U.S. Dollar Bonds due through 2019	300,000	300,000
Total principal	3,299,113	3,426,568
Less unamortized discount and debt issuance costs	(57,882)	(62,694)
Total debt	3,241,231	3,363,874
Less current portion	(574,575)	(485,069)
Long-term portion	2,666,656	2,878,805

As at June 30, 2016, the Partnership had five revolving credit facilities, which, as at such date, provided for total borrowings of up to $383.4 million, of which $40.0 million was undrawn. The total amount available under the revolving credit facilities reduces by $58.3 million (remainder of 2016), $166.7 million (2017), $115.4 million (2018) and $43.0 million (2019). Four of the revolving credit facilities are guaranteed by the

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain an amount equal to the greater of a minimum amount of liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. One revolving credit facility is guaranteed by Teekay Corporation and contains a covenant that requires Teekay Corporation to maintain an amount equal to the greater of a minimum amount of liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 21 of the Partnership’s vessels, together with other related security. As at June 30, 2016, the Partnership has guaranteed $324.1 million of these revolvers and Teekay Corporation has guaranteed $19.3 million.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of June 30, 2016, the carrying amount of the bonds was $119.6 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership also amended its existing cross currency rate swaps to swap all interest and principal payments into US Dollars, with the interest payments fixed at a rate of 7.45%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 9).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches, of which one tranche matured and was paid in January 2016 (NOK 500 million) and the remaining tranche was originally scheduled to mature in January 2018 (NOK 800 million). In June 2016, the terms of the remaining tranche were amended such that NOK 160 million is now repayable in January 2018 with the remaining balance of NOK 640 million repayable in December 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable immediately, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. Interest payments were based on NIBOR plus a margin of 4.75%; however, under the June 2016 amended bond agreement, interest payments have increased to NIBOR plus a margin of 5.75%. As at June 30, 2016, the carrying amount of the remaining bonds was $95.7 million. The Partnership also amended its existing cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 7.58% and the transfer of the principal amount fixed at $28.7 million in exchange for NOK 160 million on the tranche maturing in January 2018 and $118.3 million in exchange for NOK 659 million on the tranche maturing in December 2018 (see note 9). The Partnership recorded a $32.6 million realized foreign currency exchange gain on the payment of the NOK 500 million tranche that matured in January 2016 and a corresponding $32.6 million realized loss on the maturing cross currency swap for the six months ended June 30, 2016, both of which are included in foreign currency exchange loss on the Partnership’s consolidated statement of loss for the six months ended June 30, 2016.

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that were originally scheduled to mature in January 2017 in the Norwegian bond market. In June 2016, the terms of these bonds were amended such that NOK 180 million is now repayable in October 2016, NOK 180 million is repayable in October 2017 and NOK 240 million is repayable in November 2018 at 103% of the amount outstanding. In addition, the Partnership was granted an option, exercisable immediately, to prepay the bonds in amounts ranging from 101% to 103% of the amount of bonds outstanding depending on the timing of settlement. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. As at June 30, 2016, the carrying amount of the bonds was $71.7 million. The Partnership also amended its existing cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 8.84%, and the transfer of the principal amount fixed at $30.4 million in exchange for NOK 180 million on the tranche maturing in October 2016, $30.4 million in exchange for NOK 180 million on the tranche maturing in October 2017 and $41.8 million in exchange for NOK 247 million on the tranche maturing in November 2018 (see note 9).

As at June 30, 2016, three of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which in aggregate totaled $120.8 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at June 30, 2016, the Partnership had guaranteed $28.5 million of these term loans, which represents its 50% share of the outstanding term loans of two of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $60.4 million and $31.9 million, respectively.

As at June 30, 2016, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, Nansen Spirit, Peary Spirit, Scott Spirit, Samba Spirit and Lambada Spirit shuttle tankers, for the Suksan Salamander and Gina Krog FSO units, for the Piranema Spirit, Voyageur Spirit, Petrojarl Knarr and the Petrojarl I FPSO units, for the towing and offshore installation vessels, and for the Arendal Spirit UMS, which totaled $2.1 billion in aggregate. For the term loans for the Amundsen Spirit and Nansen Spirit, one tranche reduces in semi-annual payments while another tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2028 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at June 30, 2016, the Partnership had guaranteed $1.8 billion of these term loans and Teekay Corporation had guaranteed $282.6 million.

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of June 30, 2016, the carrying amount of the bonds was $25.4 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by a first-priority mortgage on the Dampier Spirit FSO unit, together with other related security, and are guaranteed by the Partnership.

In September 2013 and November 2013, the Partnership issued, in a U.S. private placement, a total of $174.2 million of ten-year senior unsecured bonds that mature in December 2023, to finance the Bossa Nova Spirit and Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of June 30, 2016, the carrying amount of the bonds was $149.4 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of June 30, 2016, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.00%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $37.7 million of one tranche of the term loan for the ALP newbuilding towing and offshore installation vessels, which is fixed at 2.93%. At June 30, 2016 and December 31, 2015, the margins ranged between 0.30% and 4.00%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at June 30, 2016 was 3.4% (December 31, 2015 - 3.2%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 9).

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2016 are $197.9 million (remainder of 2016), $640.2 million (2017), $623.5 million (2018), $755.3 million (2019), $264.8 million (2020), and $817.4 million (thereafter).

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities, of which one revolving credit facility was undrawn as at June 30, 2016, and five term loans, of which one term loan is undrawn as at June 30, 2016, that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at June 30, 2016, these ratios ranged from 125% to 195% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are the appraised values prepared by the Partnership based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing and offshore installation, UMS or FPSO markets could negatively affect these ratios.

Please read Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity and Capital Needs for a description of certain covenants contained in the Partnership’s credit facilities and loan agreements. As at June 30, 2016, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7. Restructuring Charge

During the three months ended June 30, 2016, the Partnership recognized a restructuring charge of $1.5 million relating to the reorganization of the Partnership’s FPSO business to create better alignment with the Partnership’s offshore operations resulting in a lower cost organization going forward. The Partnership expects to incur a total of $2.4 million of restructuring charges under this plan and the reorganization is expected to be completed in early-2017.

As of June 30, 2016, restructuring liabilities of $1.5 million were recorded in accrued liabilities on the consolidated balance sheet.

8. Related Party Transactions and Balances

a)
During the three months ended June 30, 2016, two shuttle tankers and three FSO units of the Partnership were employed on bareboat contracts with subsidiaries of Teekay Corporation. During the six months ended June 30, 2016, one conventional tanker, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation. In the first quarter of 2016, the Partnership terminated the long-term time-charter-out contract under which the one conventional tanker was employed with a subsidiary of Teekay Corporation. The Partnership concurrently received an early termination fee from Teekay Corporation of $4.0 million (see note 14), which is recorded in revenue on the consolidated statement of loss for the six months ended June 30, 2016.

b)
Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenues (1)	10,129	17,490	24,918	34,819
Vessel operating expenses (2)	(8,726)	(10,412)	(18,062)	(19,850)
General and administrative (3)	(5,805)	(8,235)	(15,348)	(16,062)
Interest expense (4)(5)(6)	(4,226)	(112)	(8,482)	(223)

_______________

(1)
Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation, and an early termination fee received by the Partnership from Teekay Corporation (see item f below and note 14).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

(2)	Includes ship management and crew training services provided by Teekay Corporation.

(3)
Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our general partner for costs incurred on the Partnership’s behalf.

(4)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.

(5)
Includes interest expense of $1.6 million and $3.2 million, respectively, for the three and six months ended June 30, 2016, incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3). The convertible promissory note incurs interest at a rate of 6.50% on the outstanding principal balance, which as at June 30, 2016, was $100.0 million. The outstanding principal balance, together with accrued interest, was payable in full on July 1, 2016; however, in May 2016, this convertible promissory note was refinanced effective July 1, 2016 (see note 8f).

(6)
Includes interest expense of $2.5 million and $5.0 million, respectively, for the three and six months ended June 30, 2016, incurred on a $100.0 million, six months loan made by Teekay Corporation to the Partnership on January 1, 2016. The loan bears interest at an annual rate of 10.00% on the outstanding principal balance, which as at June 30, 2016, was $100.0 million. The outstanding principal balance, together with accrued interest, was payable in full on July 1, 2016; however, in May 2016, this loan was refinanced effective July 1, 2016 (see note 8f).

c)
At June 30, 2016, due from affiliates totaled $74.8 million (December 31, 2015 - $81.3 million) and due to affiliates totaled $297.4 million (December 31, 2015 - $304.6 million). Amounts due to and from affiliates, other than the $100.0 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Dropdown Predecessor (see note 3) and the $100.0 million six months loan issued by Teekay Corporation to the Partnership in January 2016 (see b(6) above), are non-interest bearing and unsecured, and all current due to and from affiliates balances are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)
In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $10.2 million as of June 30, 2016.

e)
On July 1, 2015 the Partnership acquired from Teekay Corporation its 100% interest in the Dropdown Predecessor, which owns the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $529.4 million (see note 3).

f)
In May 2016, the Partnership agreed to issue a $200.0 million subordinated promissory note to Teekay Corporation effective July 1, 2016, to refinance the $100.0 million outstanding balance on the convertible promissory note in connection with the financing of the Dropdown Predecessor (see b(5) above) and the $100.0 million six-month loan issued by Teekay Corporation to the Partnership in January 2016 (see b(6) above), both due July 1, 2016. The subordinate promissory note bears interest at an annual rate of 10.00% on the outstanding principal balance, which is payable quarterly, of which 5.00% is payable in cash and 5.00% is payable in common units of the Partnership, or in cash, at the election of Teekay Corporation, provided that sufficient common units are subsequently issued by the Partnership within six months of the payment date to cover this payment. The outstanding principal balance, together with accrued interest, is payable in full on January 1, 2019.

g)
In June 2016, as part of various other financing initiatives, Teekay Corporation provided financial guarantees for the Partnership's liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers until their deliveries, which are expected to be in the third quarter of 2017 through the first half of 2018 (see note 11g), and for certain of the Partnerships interest rate swap and cross currency swap liabilities until early-2019. The guarantees cover liabilities totaling up to a maximum amount of $495 million and have been provided for no additional cost to the Partnership.

9. Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the six months ended June 30, 2016 as cash flow hedges.

As at June 30, 2016, the Partnership was committed to the following foreign currency forward contracts:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate (1)	Expected Maturity
				2016	2017
				(in thousands of U.S. Dollars)
Norwegian Kroner	422,500	(2,302)	8.00	24,284	28,569
Euro	4,500	124	0.92	4,886	—
Singapore Dollar	19,637	(17)	1.35	14,592	—
		(2,195)		43,762	28,569
(1)Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
In connection with its issuance of NOK bonds, the Partnership entered into cross currency swaps pursuant to which it receives the principal amounts of the bonds in NOK on the repayment and maturity dates, in exchange for payments of fixed U.S. Dollar amounts. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and repayments of principal amounts of the Partnership’s NOK bonds with maturity dates from 2018 to 2019 (see note 6). In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds. As at June 30, 2016, the Partnership was committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) $	Remaining Term (years)
		Reference Rate	Margin

600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(34,817)	2.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(55,132)	2.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(54,658)	2.6
					(144,607)
(1) Notional amount reduces equally with NOK bond repayments (see note 6).

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million (see note 6).
(3) Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million (see note 6).

Interest Rate Risk
The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt.
As at June 30, 2016, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	950,000	(225,288)	5.4	4.0
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,229,401	(110,646)	5.1	2.7
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	45,328	(2,513)	12.0	2.5
		2,224,729	(338,447)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at June 30, 2016, ranged between 0.30% and 4.00%

(2)	Notional amount remains constant over the term of the swap.

(3)	Principal amount reduces quarterly or semi-annually.

(4)	The interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028.
For the periods indicated, the following table presents the effective and ineffective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges. The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity accounted joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Three Months Ended June 30, 2016				Three Months Ended June 30, 2015
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(1,322)	—	807	Interest expense	—	—	—
(1,322)	—	807		—	—	—

Six Months Ended June 30, 2016				Six Months Ended June 30, 2015
Effective	Effective			Effective	Effective
Portion	Portion			Portion	Portion
Recognized	Reclassified	Ineffective		Recognized	Reclassified	Ineffective
in AOCI (1)	from AOCI (2)	Portion (3)		in AOCI (1)	from AOCI (2)	Portion (3)
(4,510)	—	858	Interest expense	—	—	—
(4,510)	—	858		—	—	—

(1)	effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive loss (or AOCI).

(2)	effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	ineffective portion of designated and qualifying cash flow hedges.
As at June 30, 2016, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2016, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $369.9 million (December 31, 2015 - $360.6 million). As at June 30, 2016, the Partnership had $28.5 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2015 - $60.5 million). The deposit is presented in restricted cash and restricted cash - long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Other Current Assets $	Other Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at June 30, 2016
Foreign currency contracts	318	253	—	(2,746)	(20)
Cross currency swaps	—	—	(1,948)	(19,985)	(122,674)
Interest rate swaps	—	—	(6,885)	(41,193)	(290,369)
	318	253	(8,833)	(63,924)	(413,063)
As at
As at December 31, 2015
Foreign currency contracts	80	—	—	(10,266)	(1,323)
Cross currency swaps	—	—	(2,196)	(42,878)	(138,253)
Interest rate swaps	—	1,894	(7,827)	(148,312)	(81,753)
	80	1,894	(10,023)	(201,456)	(221,329)
Total realized and unrealized (losses) gains on interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of (loss) income. The effect of the (losses) gains on these derivatives in the consolidated statements of (loss) income for the three and six months ended June 30, 2016 and 2015 is as follows:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses on derivative instruments
Interest rate swaps	(13,515)	(16,101)	(27,482)	(29,520)
Foreign currency forward contracts	(1,687)	(2,571)	(4,620)	(5,824)
	(15,202)	(18,672)	(32,102)	(35,344)
Unrealized (losses) gains on derivative instruments
Interest rate swaps	(47,818)	62,188	(99,739)	21,148
Foreign currency forward contracts	983	6,213	9,314	1,117
	(46,835)	68,401	(90,425)	22,265
Total realized and unrealized (losses) gains on derivative instruments	(62,037)	49,729	(122,527)	(13,079)
Realized and unrealized (losses) gains on cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the (losses) gains on cross currency swaps in the consolidated statements of (loss) income for the three and six months ended June 30, 2016 and 2015 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Realized losses	(2,671)	(1,953)	(37,947)	(4,333)
Unrealized (losses) gains	(14,422)	12,525	38,473	(19,676)
Total realized and unrealized (losses) gains on cross currency swaps	(17,093)	10,572	526	(24,009)
The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
10.    Income Tax
The components of the provision for income tax are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Current	(459)	(271)	(1,162)	(627)
Deferred	1,897	382	5,436	817
Income tax recovery	1,438	111	4,274	190
11.    Commitments and Contingencies

a)
During 2010, an unrelated party contributed a shuttle tanker to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at June 30, 2016.

b)
In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract is being serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $295 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at June 30, 2016, payments made towards this commitment totaled $195.4 million and the remaining payments required to be made are $88.1 million (remainder of 2016) and $11.3 million (2017). Following scheduled completion of the conversion in early-2017, the FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

options. The Partnership expects to finance the remaining conversion costs from long-term debt financing of $230 million secured in December 2015, of which $65.5 million was undrawn as at June 30, 2016, and to a lesser extent, through existing liquidity.

c)
In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery during the remainder of 2016 to early-2017. The total cost to acquire these newbuildings is approximately $216 million, net of amounts reimbursable by Niigata Shipbuilding & Repair of Japan upon the delivery of the vessels. As at June 30, 2016, payments made towards these commitments totaled $129.6 million and the remaining payments required to be made under these newbuilding contracts are $53.1 million (remainder of 2016) and $33.7 million (2017). The Partnership expects to finance the remaining newbuilding installments primarily from long-term debt financing of approximately $185 million secured for these vessels in July 2015, of which $109 million was undrawn as at June 30, 2016.

d)
In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. As part of this transaction, the Partnership assumed three UMS newbuilding contracts ordered from the COSCO (Nantong) Shipyard (COSCO) in China. The Partnership took delivery of one of the UMS newbuildings, the Arendal Spirit, in February 2015.

In February 2016, a special committee of the Board of Directors of Sevan Marine ASA (or Special Committee), responding to allegations made by certain minority shareholders of Sevan Marine ASA (or Sevan), advised the Partnership that they had initiated a review of the legality of the agreements between Sevan and CeFront Technology AS (or CeFront) relating to the transfer to Logitel Offshore Pte. Ltd. or its wholly-owned subsidiaries (collectively Logitel Offshore) in 2013 of two hulls to be converted into UMS, including the $60 million bond loan (of which $41 million was a vendor credit and $19 million was a cash loan) granted by a Sevan affiliate to Logitel (or the 2013 Transaction). The Special Committee also reviewed the legality of the agreements between Sevan and the Partnership entered into in connection with the 2014 transaction whereby the Partnership acquired Logitel from CeFront (or the 2014 Transaction). The Special Committee advised the Partnership that it had obtained legal advice indicating that Sevan had failed to obtain necessary shareholder approvals in connection with both the 2013 Transaction and the 2014 Transaction. The Special Committee also advised the Partnership of its view that the $60 million bond loan to Logitel represents lending to a related party of a Sevan shareholder, which is in breach of Norwegian corporate law. The Special Committee has advised the Partnership that the failure to obtain the necessary shareholder approvals would render certain of the agreements in the Logitel transaction either void or voidable, exposing the Partnership to potential claims for restitution as mandated by Norwegian corporate law.

During the second quarter of 2016, the Partnership canceled the UMS construction contracts for the two remaining UMS newbuildings, the Stavanger Spirit and the Nantong Spirit. As a result of this cancellation, the Partnership wrote-off $43.7 million of the assets related to these newbuildings and reversed contingent liabilities of $14.5 million associated with the delivery of these assets during the three and six months ended June 30, 2016 (see notes 4 and 14). The estimate of potential damages for the cancellation of the Stavanger Spirit newbuilding contract is based on the amount due for the final yard instalment of approximately $170 million less the estimated fair value of the Stavanger Spirit. Given the unique design of the vessel as well as the lack of recent sale and purchase transactions for this type of asset, the value of this vessel, and thus ultimately the amount of potential damages that may result from the cancellation, is uncertain. The estimate of potential damages for the cancellation of the Nantong Spirit newbuilding contract is based upon estimates of a number of factors, which will ultimately be decided upon between the parties, including accumulated costs incurred by COSCO, sub-supplier contract cancellation costs, as well as how such costs are treated under the termination provisions in the contract. The Partnership estimates that the amount of potential damages related to the cancellation of the Nantong Spirit contract could range between $10 million and $40 million.

As at June 30, 2016, the Partnership has accrued $58 million in aggregate related to the above potential claims from Sevan and COSCO. Pursuant to the Stavanger Spirit newbuilding contract and related agreements, COSCO only has recourse to the single purpose subsidiary that is a party to the Stavanger Spirit newbuilding contract and its immediate parent company, Logitel Offshore Pte. Ltd. for damages incurred. Logitel Offshore Pte. Ltd. owns a 100% direct interest in a subsidiary that owns the Arendal Spirit UMS and the subsidiary that is a party to the existing charter contract for the Arendal Spirit UMS. Pursuant to the Nantong Spirit newbuilding contract, COSCO only has recourse to the single purpose subsidiary that is a party to the Nantong Spirit newbuilding contract.

e)
In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture of the Partnership and Odebrecht Oil and Gas S.A. (or OOG). The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (or Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at June 30, 2016, payments made by the joint venture towards these commitments totaled $390.2 million and the remaining payments required to be made by the joint venture are $415.5 million (remainder of 2016) and $198.9 million (2017). The Partnership intends to finance its share of the conversion through existing long-term debt financing within the joint venture, and to a lesser extent, through existing liquidity. The joint venture secured a long-term debt facility in 2015 providing total borrowings of up to $804 million for the FPSO conversion (see note 15).

f)
In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $325.0 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the first quarter of 2017 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP). As at June 30, 2016, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $199.1 million

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

and the remaining payments required to be made are $87.1 million (remainder of 2016) and $38.8 million (2017). The Partnership intends to finance the remaining upgrade payments through an existing $180 million long-term loan, which the Partnership secured in June 2015, of which $26.5 million was undrawn as at June 30, 2016, and with its existing liquidity.

g)
In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for a fully built-up cost of approximately $368 million. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in the third quarter of 2017 through the first half of 2018. As at June 30, 2016, payments made towards these commitments totaled $46.7 million and the remaining payments required to be made under these newbuilding contracts are $34.1 million (remainder of 2016), $219.0 million (2017), and $68.6 million (2018). The Partnership expects to finance the newbuilding installments primarily from long-term debt financing of $250 million secured for these vessels in June 2016, and to a lesser extent, through existing liquidity.

h)
In March 2016, Petrobras claimed that the Partnership’s November 2011 cessation of paying certain agency fees with respect to the Piranema Spirit FPSO unit’s employment should have resulted in a corresponding 2% rate reduction on the FPSO contract with Petrobras. The Partnership has estimated the maximum amount of the claim at $7.5 million, consisting of $5.0 million from a return of 2% of the charter hire previously paid by Petrobras to the Partnership for the period from November 2011 up to June 30, 2016 (which is the amount accrued by the Partnership as at June 30, 2016 as a reduction to revenue), and $2.5 million from a 2% reduction of future charter hire to the end of the term of the FPSO contract with Petrobras.

12. Total Capital and Net (Loss) Income Per Common Unit

At June 30, 2016, a total of 72.2% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) and the Series C-1 Cumulative Convertible Perpetual Preferred Units (the Series C-1 Preferred Units) are held by entities other than Teekay Corporation and its affiliates. A total of 26% of the 10.5% Series D Cumulative Exchangeable Perpetual Preferred Units (the Series D Preferred Units) are held by Teekay Corporation.

Common Units

In June 2016, the Partnership issued 22.0 million common units in a private placement for net proceeds of $99.5 million, including the general partner's 2% proportionate capital contribution. The Partnership intends to use the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In addition, in June 2016, the Partnership agreed with Teekay Corporation that, until the Partnership's Norwegian Kroner bonds maturing in 2018 have been repaid, all cash distributions (other than with respect to incentive distribution rights) to be paid by the Partnership to Teekay Corporation or its affiliates, including the Partnership's general partner, will instead be paid in common units or from the proceeds of the sale of common units.

Series C Preferred Units and Series C-1 Preferred Units

In July 2015, the Partnership issued 10.4 million 8.60% Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) in a private placement for net proceeds of approximately $249.8 million. The terms of this original agreement provided that at any time after the 18 months anniversary of the closing date, at the election of each holder, the Series C Preferred Units could be converted on a one-for-one basis into common units of the Partnership. In addition, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of the issuance price, the Partnership has the option to convert the Series C Preferred Units into common units. Distributions on the Series C Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C Preferred Units that are subject to this redemption feature are not included on the Partnership's consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015. No series C Preferred Units were outstanding as of June 30, 2016.

In June 2016, the Partnership and the unitholders of the Series C Preferred Units exchanged approximately 1.9 million of the Series C Preferred Units to approximately 8.3 million common units of the Partnership. The number of common units issued consists of the approximately 1.9 million common units that would have been issuable under the original conversion terms of the Series C Preferred Units plus approximately an extra 6.4 million common units to induce the exchange (the Inducement Premium). The value of the extra 6.4 million common units on the date of conversion was approximately $37.7 million and has been charged to the limited partner - common units and the general partner.

In June 2016, the Partnership and the unitholders of the Series C Preferred Units also exchanged the remaining approximately 8.5 million Series C Preferred Units for approximately 8.5 million Series C-1 Preferred Units. The terms of the Series C-1 Preferred Units are equivalent to the terms of the Series C Preferred Units, with the exception that at any time after the 18 months anniversary of the original Series C Preferred Units closing date, at the election of each holder, each Series C-1 Preferred Unit is convertible into 1.474 common units of the Partnership. In addition, if a unitholder of the Series C-1 Preferred Units elects to convert their Series C-1 Preferred Units into common units

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

of the Partnership, the Partnership now has the option to redeem these Series C-1 Preferred Units for cash based on the closing market price of the common units of the Partnership instead of common units. Furthermore, if after the three-year anniversary of the closing date, the volume weighted average price of the common units exceeds 150% of $16.25 per unit, the Partnership has the option to convert the Series C-1 Preferred Units into common units. In addition, unlike the Series C Preferred Units, whereby quarterly distributions are to be paid in cash, quarterly distributions on the Series C-1 Preferred Units for the eight consecutive quarters ending March 31, 2018 may be paid, in the Partnership's sole discretion, in cash, common units (at a discount of 2% to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions shall be paid in cash. Consistent with the terms of the Series C Preferred Units, the Series C-1 Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C-1 Preferred Units are not included on the Partnership's consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C-1 Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on June 30, 2016. The exchange of the Series C Preferred Units for Series C-1 Preferred Units has been accounted for as an extinguishment of the Series C Preferred Units and the issuance of the Series C-1 Preferred Units. As a result, the excess of the carrying value of the Series C Preferred Units over the fair value of Series C-1 Preferred Units of $20.6 million was accounted for as an increase to the limited partner - common units and the general partner (the Exchange Contribution).

Series D Preferred Units and Detachable Warrants

On June 29, 2016, the Partnership issued 4.0 million 10.50% Series D Preferred Units to a group of investors. These investors also received 4,500,000 warrants with an exercise price equal to the closing price of the Partnership’s common units on June 16, 2016, or $4.55 per unit (the $4.55 Warrants) and 2,250,000 warrants with an exercise price at a 33% premium to the closing price of the Partnership’s common units on June 16, 2016, or $6.05 per unit (the $6.05 Warrants). The gross proceeds from the sale of these securities was $100.0 million (approximately $97.2 million net of offering costs).

The Partnership will pay to holders of the Series D Preferred Units a cumulative, quarterly cash distribution in arrears at an annual rate of 10.50%. However, the Partnership may elect to pay the quarterly distributions for the first eight consecutive quarters following issuance with common units, in the Partnership's sole discretion, in cash, common units (at a discount of 4% discount to the ten days trading volume weighted average price ending on the distribution declaration date) or a combination of cash and common units (at the same discount), and thereafter, the distributions shall be paid in cash. The Series D Preferred Units have a liquidation value of $25.00 per unit plus an amount equal to any accrued but unpaid distributions to the date fixed for payment. The Series D Preferred Units have no mandatory redemption date, but they are redeemable at the Partnership’s option after the five-year anniversary of the Series D Preferred Units issuance date for a 10% premium to the liquidation value and for a 5% premium to the liquidation value any time after the six-year anniversary of the Series D Preferred Units issuance date. The Series D Preferred Units are exchangeable into common units of the Partnership at the option of the holder at any time after five years, based on the greater of the ten days trading volume weighted average price at the time of the notice of exchange or $4.00. A change of control event involving the purchase of at least 90% of the Partnership's common units would result in the Series D Preferred Units being redeemable for cash. The change of control premium to the liquidation preference on the redemption is initially 25% in year one, scaling down five percentage points per year to 5% from year five forward. Other change of control events may result in the holders of the Series D Preferred Units retaining their interest in the Series D Preferred Units, receiving a mirror security to the Series D Preferred Units or the Series D Preferred Units being redeemed for cash and/or common units. The Series D Preferred Units rank senior to all common units, pari passu with the Series A, B and C-1 Preferred Units and junior with respect to any senior securities, with respect to distribution rights and liquidation preference. The holders of Series D Preferred Units generally only have voting rights in proposed transactions that would result in a change of control, the creation or issuance of any senior securities and the issuance of any parity securities if distributions payable on any of the Preferred Units are in arrears. The Partnership has agreed to use commercially reasonable efforts to cause a registration statement with respect to the Series D Preferred Units to be declared effective by the six months anniversary of the issuance date of the Series D Preferred Units and to cause a registration statement with respect to the common units underlying the Series D Preferred Units to be declared effective within 60 days prior to the five-year anniversary date of the issuance of the Series D Preferred Units. In addition, the Partnership has agreed to pay liquidated damages in the event it fails to do so; however, this is not considered probable of occurring.

The Partnership issued warrants which allow the holders to acquire up to 4,500,000 common units for a price of $4.55 per common unit and 2,250,000 common units for a price of $6.05 per common unit (the Warrants). The Warrants have a seven-year term and are exercisable any time after six months following their issuance date. The Warrants are net settled in either cash or common units at the Partnership’s option. In the event of a change in control in which the Partnership is not the surviving entity, the Partnership will use commercially reasonable efforts to deliver or cause to be delivered one or more warrants in the surviving entity that has substantially similar rights, preferences and privileges as the Series D Preferred Units. The Partnership has agreed to use commercially reasonable efforts to cause a registration statement with respect to the common units issuable upon exercise of the Warrants and to be declared effective by the six months anniversary of the issuance date of the Warrants. In addition, the Partnership has agreed to pay liquidated damages in the event it fails to do so; however, this is not considered probable of occurring.

Net cash proceeds of approximately $97.2 million (which is net of approximately $2.8 million of issuance costs), was allocated on a relative fair value basis to the Series D Preferred Units (approximately $83.5 million), to the $4.55 Warrants (approximately $9.5 million) and to the $6.05 Warrants (approximately $4.3 million). The Warrants qualify as freestanding financial instruments and are accounted for separately from the Series D Preferred Units. The Series D Preferred Units are presented as temporary equity as they are not mandatorily redeemable and the prospect of a forced redemption paid with cash due to a change of control event is not presently probable. The Warrants are recorded as permanent equity in the Partnership's consolidated balance sheets with 6,750,000 Warrants outstanding at June 30, 2016 (December 31, 2015 - nil). The $16.5 million difference between the amount of net proceeds allocated to the Series D Preferred Units based on relative fair values and redemption value of the Series D Preferred Units is subject to periodic accretion over the five-year period until they become

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

redeemable. The portion of proceeds allocated to the Warrants is included in Partner’s Equity as a net cash settlement that cannot be forced upon the Partnership by the holders of the Warrants or by any other circumstance.

Net (Loss) Income Per Common Unit

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
	$	$	$	$
Limited partners' interest in net (loss) income	(110,679)	93,282	(125,536)	69,573
Limited partners' interest in additional consideration for induced conversion of Series C Preferred Units	(36,960)	—	(36,960)	—
Limited partners' interest in deemed dividend on exchange of Series C Preferred Units	20,231	—	20,231	—
Limited partners' interest in net (loss) income for basic and diluted net (loss) income per common unit	(127,408)	93,282	(142,265)	69,573

Weighted average number of common units	107,794,323	92,413,598	107,424,853	92,402,772
Dilutive effect of unit based compensation	—	43,882	—	67,828
Common units and common unit equivalents	107,794,323	92,457,480	107,424,853	92,470,600

Limited partner's interest in net (loss) income per common unit
- basic	(1.18)	1.01	(1.32)	0.75
- diluted	(1.18)	1.01	(1.32)	0.75

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the general partner’s interest, the distributions on the Series A, B, C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three and six months ended June 30, 2016 were $10.3 million and $21.1 million, respectively, and $2.7 million and $5.4 million, respectively, for the three and six months ended June 30, 2015.

The computation of limited partners’ interest in net income per common unit - diluted assumes the issuance of common units for all potential dilutive securities, consisting of the restricted units, Warrants and Series C, C-1 and D Preferred Units. Consequently, the net income attributable to limited partners’ interest is exclusive of any distributions on the Series C, C-1 and D Preferred Units, the periodic accretion of the Series D Preferred Units, the Inducement Premium and the Exchange Contribution. In addition, the weighted average number of common units outstanding has been increased assuming exercise of the restricted units and Warrants using the treasury stock method and the Series C, C-1 and D are converted to common units using if-converted method. The computation of limited partners’ interest in net income per common unit - diluted does not assume the issuance of common units pursuant to the restricted units, Warrants and Series C, C-1 and D Preferred Units if the effect would be anti-dilutive.

In periods where a loss is attributable to common unitholders all restricted units, Warrants, the Series C, C-1 and D Preferred Units are anti-dilutive and therefore, a total of 42.6 million common units potentially issuable pursuant to these instruments for the three and six months ended June 30, 2016 were excluded from the computation of limited partners’ interest in net loss per common unit - diluted, as their effect was anti-dilutive (2015 - nil).

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less, among other things, the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units, Series C-1 Preferred Units and Series D Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

The general partner holds incentive distribution rights, which entitle the general partner to increasing percentages of incremental cash based on the amount of quarterly cash distributions per common unit. For more information on the increasing percentages used to calculate the general partner’s interest in net income or loss, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2015. Cash distributions were below $0.35 per common unit during the three and six months ended June 30, 2016, and exceeded $0.4025 per common unit during the three and six months ended June 30, 2015. Consequently, the increasing percentages were not used to calculate the general partner’s interest in net loss for the purposes of the net loss per common unit calculation for the three and six months ended June 30, 2016, but used to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation for the three and six months ended June 30, 2015.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
13. Unit Based Compensation

During the six months ended June 30, 2016, a total of 76,084 common units, with an aggregate value of $0.3 million, were granted and issued to non-management directors of the general partner as part of their annual compensation for 2016.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2016 and 2015, the Partnership granted restricted unit-based compensation awards with respect to 599,479 and 102,834 units, respectively, with aggregate grant date fair values of $2.3 million and $2.1 million, respectively, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the six months ended June 30, 2016, restricted unit-based awards with respect to a total of 76,637 common units with a fair value of $2.0 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 25,286 common units and by paying $0.2 million in cash.

During the six months ended June 30, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

The Partnership recorded unit-based compensation expense of $0.2 million during the three months ended June 30, 2016 and 2015 and $1.6 million and $1.3 million, during the six months ended June 30, 2016 and 2015, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income.

As of June 30, 2016 and December 31, 2015, liabilities relating to cash settled restricted unit-based compensation awards of $1.1 million and $0.4 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at June 30, 2016, the Partnership had $1.9 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.3 years.

14.    (Write-down) and Gain on Sale of Vessels

During the three and six months ended June 30, 2016, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the carrying value of these two UMS newbuildings were written down to $nil. The Partnership's consolidated statements of loss for the three and six months ended June 30, 2016 includes a $43.7 million write-down related to these two UMS newbuildings (see notes 4 and 11d). The write-down is included in the Partnership’s UMS segment.

During the six months ended June 30, 2016, the Partnership sold a 1992-built shuttle tanker, the Navion Torinita, for net proceeds of $5.0 million, which was the approximate carrying value of the vessel at the time of sale. During the three months ended March 31, 2015, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value as a result of the expected sale of the vessel and the vessel was classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. The Partnership’s consolidated statement of income for the six months ended June 30, 2015 includes a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

In March 2016, the time-charter contract with a subsidiary of Teekay Corporation for a 2004-built conventional tanker, the Kilimanjaro Spirit, was terminated by the Partnership. The Partnership concurrently received an early termination fee of $4.0 million from Teekay Corporation. Immediately following the charter termination, the Partnership sold the Kilimanjaro Spirit for net proceeds of $26.7 million and also sold a 2003-built conventional tanker, the Fuji Spirit, for net proceeds of $23.7 million, which were the approximate carrying values of the vessels at the time of sale. Both vessels were classified as held for sale on the Partnership’s consolidated balance sheet as at December 31, 2015. As part of the sale of these vessels, the Partnership is in-chartering these vessels for a period of three years each, both with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract which commenced during the second quarter of 2016, and the other vessel is currently trading in the spot conventional tanker market.

During the six months ended June 30, 2015, the carrying value of one of the Partnership’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of a recent change in the operating plan of the vessel. The Partnership’s consolidated statement of income for the six months ended June 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data)

During the six months ended June 30, 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of income for the six months ended June 30, 2015 includes a $1.6 million gain related to the sale of this vessel. The gain on sale is included in the Partnership’s shuttle tanker segment.
15.    Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to the OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with OOG. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 11e). In conjunction with the conversion project in late-2015, the Libra Joint Venture entered into a ten-year plus construction period loan facility providing total borrowings of up to $804 million, of which $230.3 million was drawn as of June 30, 2016. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% to 2.65%. The final payment under the loan facility is due October 2027. The Partnership has guaranteed its 50% share of the loan facility. In addition, the Libra Joint Venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $301 million which amortizes quarterly over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.49%. These interest rate swap agreements have been designated as qualifying cash flow hedging instruments for accounting purposes.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with OOG, which owns the Itajai FPSO unit. Included in the joint venture is an eight-year loan facility providing total borrowings of up to $300 million, which as at June 30, 2016 had a carrying balance of $212.3 million. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.15% and 2.45%. The final payment under the loan facility is due October 2021. The Partnership has guaranteed its 50% share of the loan facility. In addition, the joint venture entered into ten-year interest rate swap agreements with an aggregate notional amount of $95 million which amortizes semi-annually over the term of the interest rate swap agreements. These interest rate swap agreements exchange the receipt of LIBOR-based interest for the payment of a fixed rate of 2.63%. These interest rate swap agreements are not designated as qualifying cash flow hedging instruments for accounting purposes. As at December 31, 2014, the Partnership advanced $5.2 million to the joint venture, which was repaid during the six months ended June 30, 2015.

As at June 30, 2016 and December 31, 2015, the Partnership had total investments of $120.4 million and $77.6 million, respectively, in joint ventures.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate floating production, storage and off-loading (or FPSO) units, shuttle tankers, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at June 30, 2016, our fleet consisted of 32 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit, six FPSO units, seven FSO units, six long-distance towing and offshore installation vessels, one UMS and two chartered-in conventional oil tankers, in which our interests range from 50% to 100%. We also have two FPSO conversions or upgrades scheduled for delivery in late-2016 and early-2017, four long-haul towing and offshore installation vessel newbuildings scheduled for delivery in mid-2016 through early-2017 and three newbuilding shuttle tankers scheduled for delivery late-2017 to mid-2018.

Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly distributions on our common units and our near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. These reduced distribution amounts were maintained for the first and second quarters of 2016. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high-quality counterparties.

In addition to its effect on the energy and capital markets, the decline in global crude oil prices may also result in our vessels being employed on customer contracts that are cancellable or failure of customers to exercise charter extension options, potentially resulting in increased off-hire for affected vessels. Conversely, we expect that a continuation of lower oil prices will motivate charterers to use existing FPSO units on new projects, given their lower cost relative to a newbuilding unit. Our operational focus over the short-term is to increase the efficiency of our business to ensure we are a cost-effective supplier in the offshore sector, as well as focusing on the redeployment of our assets that are scheduled to come off charter over the next few years.

SIGNIFICANT DEVELOPMENTS

Financing Initiatives

During the second quarter of 2016, we completed a series of initiatives to manage our unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing Norwegian Kroner (or NOK) senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount of these bonds in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay-in-kind, all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a promissory note pursuant to which we will pay Teekay Corporation interest in the amount of 10.0% per year;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year payment-in-kind option to be settled in common units) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining $204 million of outstanding Series C Preferred Units for approximately 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that include a two-year payment-in-kind option.

Sale and In-Chartering of Two Conventional Tankers

In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers for net proceeds of approximately $50 million. Related to the sale of these vessels, we are chartering back both vessels for a period of three years with an additional one-year extension option. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016, and the other vessel is trading in the spot conventional tanker market.

Damage to Arendal Spirit UMS

In April 2016, during the process to lift off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. The gangway has now been replaced and undergone extensive testing and the unit recommenced operations in early-July 2016. As a result of this incident, we reversed contingent liabilities previously recorded that were subject to material defects of the UMS.

UMS Construction Contract Cancellation

In June 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings. As a result, we incurred a $43.7 million write-down related to these two UMS newbuildings for the three and six months ended June 30, 2016, which is included in (Write down) and gain on sale of vessels in our consolidated statements of loss. In addition, we accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the three and six months ended June 30, 2016 is reported in Other (expense) income - net in our consolidated statements of loss. The newbuilding contracts are held in our separate subsidiaries and obligations of these subsidiaries are non-recourse to us.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units that Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects. However, our current near-term business strategy is primarily to focus on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value. Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil and Gas S.A. (or OOG) to jointly pursue FPSO projects in Brazil. OOG is a Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors. Through the joint venture agreement, OOG is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 5. Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment, each of which are discussed below.
FPSO Segment

As at June 30, 2016, our FPSO fleet consisted of the Petrojarl Knarr, the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. One equity accounted FPSO unit, the Libra FPSO unit owned through our 50/50 joint venture with OOG, is currently undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. The Petrojarl I FPSO unit is currently undergoing upgrades at the Damen Shipyard Group's DSR Schiedam Shipyard in the Netherlands and is scheduled to commence operations under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP) in the first half of 2017. We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015.

In late-2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Repsol S.A. (Repsol), based on a termination right that is specific to the Petrojarl Varg FPSO contract. In accordance with the termination provision of the charter contract, the charterer ceases paying the capital component of the charter hire six months prior to the redelivery date, which occurred at the end of July 2016.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Knarr and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present our FPSO segment’s operating results for the three and six months ended June 30, 2016 and 2015 and also provide a summary of the calendar-ship-days for our FPSO segment. The tables exclude the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2016	2015	% Change
Revenues	124,715	141,722	(12.0)
Vessel operating expenses	(41,365)	(50,445)	(18.0)
Depreciation and amortization	(37,234)	(37,783)	(1.5)
General and administrative (1)	(8,217)	(6,892)	19.2
Restructuring charge	(1,487)	—	100.0
Income from vessel operations	36,412	46,602	(21.9)
Calendar-Ship-Days
Owned Vessels	546	455	20.0

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,
	2016	2015	% Change
Revenues	257,499	239,997	7.3
Vessel operating expenses	(88,279)	(87,211)	1.2
Depreciation and amortization	(74,818)	(62,268)	20.2
General and administrative (1)	(16,891)	(11,833)	42.7
Restructuring charge	(1,487)	—	100.0
Income from vessel operations	76,024	78,685	(3.4)
Calendar-Ship-Days
Owned Vessels	1,092	905	20.7

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FPSO units increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the acquisition of the Petrojarl Knarr on July 1, 2015.
As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if it was acquired by us when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.
Revenues. Revenues decreased for the three months ended June 30, 2016 and increased for the six months ended June 30, 2016 compared to the same periods last year, primarily due to:

•	an increase of $42.3 million for the six months ended June 30, 2016 due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•
increases of $0.4 million and $3.0 million, respectively, for the three and six months ended June 30, 2016 relating to revenue received for offshore field studies associated with the Petrojarl Varg during the first and second quarters of 2016 (this revenue is partially offset by operating expenses incurred, as indicated below);

•
an increase of $1.4 million for the three and six months ended June 30, 2016 due to higher reimbursable expenses incurred on the Petrojarl Knarr during the second quarter of 2016 compared to the same period last year (this revenue is partially offset by operating expenses incurred, as indicated below);

•	an increase of $0.6 million for the three and six months ended June 30, 2016 due to an increase in rates on Rio das Ostras in accordance with the annual contractual escalation; and

•
an increase of $0.5 million for the six months ended June 30, 2016 due to lower penalties incurred on the Piranema Spirit during the first quarter of 2016 compared to the same period last year; partially offset by higher penalties during the second quarter of 2016 compared to the same period last year;

partially offset by

•
decreases of $11.3 million and $18.6 million, respectively, for the three and six months ended June 30, 2016 relating to no longer receiving the capital portion of the charter hire for the Petrojarl Varg since February 1, 2016 due to the termination of the charter contract by Repsol effective at the end of July 2016;

•
a decrease of $5.0 million for the three and six months ended June 30, 2016, related to Piranema Spirit due to a provision relating to a possible return of 2% of the charter hire to Petrobras, the charterer, in lieu of an agency fee owing for the period from November 2011 up to June 30, 2016;

•
decreases of $0.8 million and $3.8 million, respectively, for the three and six months ended June 30, 2016, due to lower reimbursable expenses incurred on the Voyageur Spirit and the Petrojarl Varg during the first and second quarter of 2016 compared to the same periods last year;

•
decreases of $1.2 million and $2.9 million, respectively, for the three and six months ended June 30, 2016, due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same periods last year on revenues related to the Petrojarl Varg, Petrojarl Knarr and Piranema Spirit respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses); and

•	a decrease of $1.1 million for the three months ended June 30, 2016 due to higher penalties incurred on the Piranema Spirit during the second quarter of 2016 compared to the same period last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended June 30, 2016 and increased for the six months ended June 30, 2016 from the same periods last year, primarily due to:

•
decreases of $3.3 million and $4.8 million, respectively, for the three and six months ended June 30, 2016 due to lower crew and repair and maintenance costs as a result of the Petrojarl Varg’s decommissioning at the end of July 2016;

•
decreases of $1.6 million and $4.3 million, respectively, for the three and six months ended June 30, 2016 due to lower repair and maintenance costs on the Voyageur Spirit, which are reimbursed by the charterer, compared to the same periods last year;

•
decreases of $1.5 million and $3.2 million, respectively, for the three and six months ended June 30, 2016 due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real, and British Pound compared to the same periods last year;

•	decreases of $1.5 million and $1.9 million, respectively, for the three and six months ended June 30, 2016 due to the timing of crew costs compared to the same periods last year;

•	decreases of $1.7 million and $1.2 million, respectively, for the three and six months ended June 30, 2016 due to lower ship management costs related to operating the FPSO units; and

•
a decrease of $0.7 million for the three months ended June 30, 2016 due to lower repair and maintenance costs on the Piranema Spirit due to the timing of repair and maintenance costs compared to the same period last year;

partially offset by

•	an increase of $11.0 million for the six months ended June 30, 2016 due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015;

•
increases of $0.5 million and $2.4 million, respectively, for the three and six months ended June 30, 2016 due to expenditures incurred for offshore field studies for the Petrojarl Varg during the first half of 2016;

•
an increase of $2.4 million for the six months ended June 30, 2016 due to higher repair and maintenance costs on the Piranema Spirit and the Rio das Ostras due to the timing of repair and maintenance costs compared to the same period last year; and

•	an increase of $0.5 million for the six months ended June 30, 2016 due to preparation costs related to the expected commencement of the Petrojarl I in the first quarter of 2017.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the six months ended June 30, 2016 compared to the same periods last year primarily due to the Petrojarl Knarr FPSO unit commencing operations on March 9, 2015.
Restructuring Charge. Restructuring charge for the three and six months ended June 30, 2016 relates to the reorganization of our FPSO business to create better alignment with our offshore operations resulting in a lower cost organization going forward.

Shuttle Tanker Segment
As at June 30, 2016, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, and the HiLoad DP unit, which is currently in lay-up. Of these 35 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us. In January 2016, we sold a 1992-built shuttle tanker, the Navion Torinita, which was in lay-up and was classified as held for sale on our consolidated balance sheet as of December 31, 2015. In July 2016, we agreed to in-charter a shuttle tanker, the Grena Knutsen, on a three-year charter contract for our North Sea fleet commencing in September 2016. All of our operating shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers occasionally service the conventional spot tanker market. We commenced the FSO conversion of the Randgrid shuttle tanker during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.
The following tables present our shuttle tanker segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,
	2016	2015	% Change
Revenues	125,840	132,899	(5.3)
Voyage expenses	(12,573)	(18,976)	(33.7)
Net revenues	113,267	113,923	(0.6)
Vessel operating expenses	(29,792)	(31,120)	(4.3)
Time-charter hire expenses	(14,764)	(10,762)	37.2
Depreciation and amortization	(30,089)	(26,795)	12.3
General and administrative (1)	(3,871)	(6,788)	(43.0)
Restructuring charge	—	(135)	(100.0)
Income from vessel operations	34,751	38,323	(9.3)
Calendar-Ship-Days
Owned Vessels	2,639	2,800	(5.8)
Chartered-in Vessels	314	257	22.2
Total	2,953	3,057	(3.4)

	Six Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	252,023	270,989	(7.0)
Voyage expenses	(26,511)	(38,505)	(31.1)
Net revenues	225,512	232,484	(3.0)
Vessel operating expenses	(58,673)	(65,437)	(10.3)
Time-charter hire expenses	(29,575)	(17,083)	73.1
Depreciation and amortization	(60,737)	(55,162)	10.1
General and administrative (1)	(7,828)	(15,187)	(48.5)
(Write down) and gain on sale of vessel	—	(13,853)	(100.0)
Restructuring charge	—	(135)	(100.0)
Income from vessel operations	68,699	65,627	4.7
Calendar-Ship-Days
Owned Vessels	5,299	5,672	(6.6)
Chartered-in Vessels	632	436	45.0
Total	5,931	6,108	(2.9)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to the sale of the Navion Svenita and the Navion Torinita in March 2015 and January 2016, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.

The average size of our chartered-in shuttle tanker fleet increased for the three and six months ended June 30, 2016 compared to the same period last year, primarily due to the in-chartering of two shuttle tankers, the Jasmine Knutsen and the Heather Knutsen, for the East Coast of Canada contract, which commenced in June 2015, and increased spot in-chartering of shuttle tankers, partially offset by redelivery to its owner of the Grena Knutsen in June 2015. The Grena Knutsen will be rechartered-in for three years commencing September 2016.
Net Revenues. Net revenues decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to:

•
decreases of $9.2 million and $22.6 million, respectively, for the three and six months ended June 30, 2016, mainly due to the expiration during the second quarter of 2015 of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•
decreases of $1.5 million and $7.6 million, respectively, for the three and six months ended June 30, 2016, due to the redelivery of one vessel to us in April 2015 as it completed its time-charter-out agreement;

•
decreases of $3.5 million and $5.5 million, respectively, for the three and six months ended June 30, 2016, due to lower average rates and fewer opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market;

•	a decrease of $3.4 million for the six months ended June 30, 2016, due to the sale of the Navion Svenita in March 2015; and

•	a decrease of $1.8 million for the three and six months ended June 30, 2016, due to the redelivery of the Navion Anglia to us in June 2016 as it completed its time-charter-out agreement;
partially offset by

•	increases of $9.3 million and $23.0 million, respectively, for the three and six months ended June 30, 2016, due to the commencement of the East Coast of Canada contract in June 2015;

•
increases of $5.0 million and $10.5 million, respectively, for the three and six months ended June 30, 2016, due to an increase in rates as provided in certain contracts in our time-chartered-out fleet and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization; and

•
increases of $0.9 million and $0.5 million, respectively, for the three and six months ended June 30, 2016, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same periods last year.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to:

•
decreases of $0.4 million and $2.9 million, respectively, for the three and six months ended June 30, 2016, mainly due to the timing of repairs and maintenance expenses and fleet overhead compared to the same periods last year;

•	decreases of $1.1 million and $2.6 million, respectively, for the three and six months ended June 30, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	a decrease of $1.1 million for the six months ended June 30, 2016, due to the sale of the Navion Svenita in March 2015; and

•
decreases of $0.6 million and $1.6 million, respectively, for the three and six months ended June 30, 2016, due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

partially offset by

•
increases of $0.6 million and $1.2 million, respectively, for the three and six months ended June 30, 2016, due to higher crew costs compared to the same period last year due to a change in crew composition.

Time-Charter Hire Expenses. Time-charter hire expense increased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to:

•
increases of $5.1 million and $14.8 million, respectively, for the three and six months ended June 30, 2016, due to the in-chartering of two shuttle tankers for the East Coast of Canada contract, which commenced in June 2015; and

•	increases of $2.1 million and $4.3 million, respectively, for the three and six months ended June 30, 2016, due to increased spot in-chartering of shuttle tankers;
partially offset by

•	decreases of $3.1 million and $6.6 million, respectively, for the three and six months ended June 30, 2016, due to the redelivery by us of the Grena Knutsen in June 2015.
Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2016, compared to the same periods last year, primarily due to:

•
increases of $7.3 million and $14.6 million, respectively, for the three and six months ended June 30, 2016, due to the change in the estimated useful life of the shuttle component for all shuttle tankers from 25 to 20 years as well as the accelerated amortization of the tanker component for eight older shuttle tankers commencing the first quarter of 2016;

partially offset by

•	decreases of $1.9 million and $3.9 million, respectively, for the three and six months ended June 30, 2016, due to write-down of the carrying values of seven shuttle tankers during 2015;

•	decreases of $0.7 million and $2.9 million, respectively, for the three and six months ended June 30, 2016, due to the commencement of the FSO conversion of the Randgrid in June 2015;

•	decreases of $0.5 million and $1.4 million, respectively, for the three and six months ended June 30, 2016, due to the Navion Europa being fully amortized during the second quarter of 2015; and

•
decreases of $0.4 million and $0.6 million, respectively, for the three and six months ended June 30, 2016, due to drydock costs for the Stena Alexita being fully depreciated during the first quarter of 2016.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was ($13.9) million for the six months ended June 30, 2015 which consisted of a write-down of vessels of $15.5 million and a gain on the sale of a vessel of $1.6 million.
During the six months ended June 30, 2015, the carrying value of one of our 1992-built shuttle tankers, the Navion Torinita, was written down to its estimated fair value, using an appraised value. The write-down amounted to $1.7 million and was the result of the expected sale of the vessel. The vessel was classified as held for sale as at December 31, 2015 and in early-2016, the Navion Torinita was sold for net proceeds of $5.0 million, which was the approximate carrying value of the vessel.
During the six months ended June 30, 2015, the carrying value of one of our 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $13.8 million and was the result of a change in the operating plan of the vessel.
During the six months ended June 30, 2015, one of our 1997-built shuttle tankers, the Navion Svenita, was sold to a third party resulting in a gain on the sale of the vessel of $1.6 million.
FSO Segment

As at June 30, 2016, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, for which our ownership interests ranged from 89% to 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, for which our ownership interest increased from 67% to 100% during the third quarter of 2015. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner or Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following tables present our FSO segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days for our FSO segment:

	Three Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	13,789	14,165	(2.7)
Voyage expenses	(124)	(89)	39.3
Net revenues	13,665	14,076	(2.9)
Vessel operating expenses	(6,195)	(6,921)	(10.5)
Depreciation and amortization	(2,209)	(2,975)	(25.7)
General and administrative (1)	(144)	(420)	(65.7)
Income from vessel operations	5,117	3,760	36.1
Calendar-Ship-Days
Owned Vessels	637	567	12.3

	Six Months Ended June 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015	% Change
Revenues	28,152	28,651	(1.7)
Voyage expenses	(335)	(221)	51.6
Net revenues	27,817	28,430	(2.2)
Vessel operating expenses	(11,668)	(13,280)	(12.1)
Depreciation and amortization	(4,381)	(5,895)	(25.7)
General and administrative (1)	(382)	(1,030)	(62.9)
Income from vessel operations	11,386	8,225	38.4
Calendar-Ship-Days
Owned Vessels	1,274	1,107	15.1

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is scheduled to commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to:

•
decreases of $0.2 million and $0.9 million, respectively, for the three and six months ended June 30, 2016, due to lower crew costs on the Navion Saga and the Dampier Spirit mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same periods last year; and

•	decreases of $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2016, due to lower ship management costs related to operating the FSO units.
Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2016 compared to the same periods last year, primarily due to drydock costs for the Navion Saga being fully depreciated during the fourth quarter of 2015.
UMS Segment
As at June 30, 2016, our UMS fleet consisted of one operational unit, the Arendal Spirit, in which we own a 100% interest. During the second quarter of 2016, as part of our financing initiatives, we canceled the UMS construction contracts for our two UMS newbuildings, resulting in a write-down of the UMS newbuildings to $nil.

The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs. The UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The following tables present our UMS segment’s operating results and calendar-ship-days for the three and six months ended June 30, 2016 and 2015. The Arendal Spirit delivered to us on February 16, 2015 and began its three year charter contract on June 7, 2015. In mid-April 2016, during the process of lifting off the gangway connecting the Arendal Spirit to an FPSO unit, the gangway of the Arendal Spirit suffered damage. During the gangway replacement, the Arendal Spirit was declared off-hire. The gangway was replaced during the second quarter of 2016 and the Arendal Spirit was declared on-hire in early-July 2016. We are currently negotiating a three-year contract extension with the charterer of the Arendal Spirit in exchange for a reduction in the current charter rate.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2016	2015
Revenues	3,736	3,686	1.4
Vessel operating expenses	(9,319)	(1,126)	727.6
Depreciation and amortization	(1,695)	(401)	322.7
General and administrative (1)	(832)	(639)	30.2
Write-down of vessels	(43,650)	(500)	8,630.0
(Loss) income from vessel operations	(51,760)	1,020	(5,174.5)
Calendar-Ship-Days
Owned Vessels	91	91	—

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2016	2015
Revenues	17,217	3,686	367.1
Vessel operating expenses	(17,245)	(1,126)	1,431.5
Depreciation and amortization	(3,390)	(401)	745.4
General and administrative (1)	(1,526)	(1,146)	33.2
Write-down of vessels	(43,650)	(500)	8,630.0
(Loss) income from vessel operations	(48,594)	513	(9,572.5)
Calendar-Ship-Days
Owned Vessels	182	134	35.8

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our UMS increased for the six months ended June 30, 2016 compared to the same periods last year, due to the delivery of the Arendal Spirit in February 2015.

Revenues, Vessel operating expenses, and Depreciation and amortization expense. Revenues, vessel operating expenses, and depreciation and amortization expense increased for the three and six months ended June 30, 2016, compared to the same periods last year, due to the commencement of the charter contract of the Arendal Spirit in June 2015. The Arendal Spirit was off-hire from mid-April 2016 until early-July 2016 due to damage suffered to the gangway of the unit and, as a result, we recorded $9.7 million lower revenues and $1.5 million higher operating expenses for the three and six months ended June 30, 2016 compared to the same periods last year.

Write-down of vessels. Write-down of vessels for the three and six months ended June 30, 2016 consists of the write-downs relating to the cancellation of our two UMS newbuilding contracts. In addition, we accrued for potential damages resulting from the cancellations and reversed the contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million for the three and six months ended June 30, 2016 is reported in Other (expense) income - net in our consolidated statements of loss. See the discussion under "Other Operating Results" below.

The three and six months ended June 30, 2015 includes a write-down relating to an expired option to purchase an additional unit.
Towage Segment

As at June 30, 2016, our towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during the remainder of 2016 and early-2017. We own a 100% interest in all of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs.

The following tables present our towage segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same period. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our towage segment:

	Three Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	11,730	10,517	11.5
Voyage expenses	(4,281)	(1,004)	326.4
Net revenues	7,449	9,513	(21.7)
Vessel operating expenses	(3,924)	(3,697)	6.1
Depreciation and amortization	(2,830)	(2,174)	30.2
General and administrative (1)	(757)	(837)	(9.6)
(Loss) income from vessel operations	(62)	2,805	(102.2)
Calendar-Ship-Days
Owned Vessels	546	402	35.8

	Six Months Ended June 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2016	2015
Revenues	22,813	16,587	37.5
Voyage expenses	(7,799)	(3,292)	136.9
Net revenues	15,014	13,295	12.9
Vessel operating expenses	(8,809)	(4,448)	98.0
Time-charter hire expense	—	(662)	(100.0)
Depreciation and amortization	(5,653)	(2,722)	107.7
General and administrative (1)	(1,491)	(1,147)	30.0
(Loss) income from vessel operations	(939)	4,316	(121.8)
Calendar-Ship-Days
Owned Vessels	1,092	490	122.9
Chartered-in Vessels	—	19	—
Total	1,092	509	114.5

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned towing and offshore installation vessels increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the delivery of three vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and one vessel during the third quarter of 2015.
The average number of our chartered-in towing and offshore installation vessels decreased for the six months ended June 30, 2016 compared to the same period last year, due to the spot in-chartering of one towing and offshore installation vessel during the first quarter of 2015.

Net Revenues. Net revenues decreased for the three months ended June 30, 2016 from the same period last year, mainly due to a decrease in rates and utilization on five of the towing and offshore installation vessels which delivered during the six months ended June 30, 2015, partially offset by the delivery of two towing and offshore installation vessels in May and July 2015.

Net revenues increased for the six months ended June 30, 2016 from the same period last year, mainly due to the delivery of the six towing and offshore installation vessels during 2015, partially offset by a decrease in rates and utilization during the six months ended June 30, 2016 on five towing and offshore installation vessels which delivered during the six months ended June 30, 2015, and revenue earned from the in-chartering of a towing and offshore installation vessel during the first quarter of 2015.

Vessel Operating Expenses. Vessel operating expenses increased for the six months ended June 30, 2016 from the same period last year, mainly due to the delivery of the six towing and offshore installation vessels during 2015, an increase in repairs and maintenance expense due to engine overhauls on the ALP Winger and ALP Centre during the first quarter of 2016, and an increase in crew costs compared to the same period last year due to higher crew levels and a change in crew composition for the ALP Winger, ALP Guard and ALP Centre.

Time-Charter Hire Expense. Time-Charter hire expense decreased for the six months ended June 30, 2016 from the same period last year, due to the in-chartering of one towing and offshore installation vessel during the first quarter of 2015.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the delivery of the six towing and offshore installation vessels during 2015.
Conventional Tanker Segment

As at June 30, 2016, our conventional tanker fleet consisted of two conventional tankers which were chartered-in. In March 2016, we terminated the time-charter contract of the Kilimanjaro Spirit with a subsidiary of Teekay Corporation and received an early termination fee of $4.0 million from Teekay Corporation. Subsequently, we sold the Kilimanjaro Spirit and the Fuji Spirit conventional tankers. The Kilimanjaro Spirit was renamed Blue Pride and the Fuji Spirit was renamed Blue Power. As part of the sales, we are in-chartering these vessels for three years with additional one-year extension options. One vessel is fixed on a two-year time-charter-out contract that commenced during the second quarter of 2016 and the other vessel is trading in the spot conventional tanker market.

In December 2015, we sold our 100% interest in SPT Explorer L.L.C. and Navigator Spirit L.L.C., which own the SPT Explorer and the Navigator Spirit conventional tankers, respectively, to Teekay Tankers Ltd.

The following tables present our conventional tanker segment’s operating results for the three and six months ended June 30, 2016 and 2015, and compare its net revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2016 and 2015, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following tables also provide a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our conventional tanker segment:

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2016	2015
Revenues	4,654	8,245	(43.6)
Voyage expenses	(610)	(647)	(5.7)
Net revenues	4,044	7,598	(46.8)
Vessel operating expenses	(166)	(1,514)	(89.0)
Time-charter hire expenses	(4,065)	—	100.0
Depreciation and amortization	—	(1,675)	(100.0)
General and administrative (1)	—	(507)	(100.0)
(Loss) income from vessel operations	(187)	3,902	(104.8)
Calendar-Ship-Days
Owned Vessels	—	364	(100.0)
Chartered-in Vessels	182	—	100.0
Total	182	364	(50.0)

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2016	2015
Revenues	13,468	16,307	(17.4)
Voyage expenses	(1,287)	(1,215)	5.9
Net revenues	12,181	15,092	(19.3)
Vessel operating expenses	(1,439)	(2,888)	(50.2)
Time-charter hire expenses	(4,576)	—	100.0
Depreciation and amortization	—	(3,349)	(100.0)
General and administrative (1)	(172)	(759)	(77.3)
Income from vessel operations	5,994	8,096	(26.0)
Calendar-Ship-Days
Owned Vessels	160	724	(77.9)
Chartered-in Vessels	204	—	100.0
Total	364	724	(49.7)

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our owned conventional tankers decreased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the sales of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016, and the SPT Explorer and the Navigator Spirit conventional tankers in December 2015.
The average number of our chartered-in conventional tankers increased for the three and six months ended June 30, 2016 compared to the same periods last year, due to the in-chartering of the Blue Pride and Blue Power conventional tankers from March 2016.

Net Revenues. Net revenues decreased for the three and six months ended June 30, 2016, compared to the same periods last year, primarily due to:

•	decreases of $2.2 million and $4.3 million, respectively, for the three and six months ended June 30, 2016, due to the sale of the SPT Explorer and Navigator Spirit in December 2015; and

•
net decreases of $1.4 million and $2.6 million, respectively, for the three and six months ended June 30, 2016, due to the termination of the time-charter contracts of the Fuji Spirit and Kilimanjaro Spirit with a subsidiary of Teekay Corporation in December 2015 and March 2016, respectively, partially offset by revenue from earnings in a conventional tanker pool prior to the sale of the Fuji Spirit and revenue from earnings in the spot conventional tanker market and the time-charter-out of our in-chartered vessels, the Blue Pride and Blue Power, from March 2016;

partially offset by:

•
an increase of $4.0 million for the six months ended June 30, 2016, relating to a termination fee received from Teekay Corporation due to the early termination of the time-charter contract of the Kilimanjaro Spirit in March 2016.

Vessel operating expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2016, compared to the same periods last year, primarily due to the sale of the Kilimanjaro Spirit and the Fuji Spirit conventional tankers in March 2016.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and six months ended June 30, 2016, compared to the same periods last year, due to the in-chartering of the Blue Pride and the Blue Power conventional tankers from March 2016.

Depreciation and amortization Expense. Depreciation and amortization expense decreased for the three and six months ended June 30, 2016, compared to the same periods last year, due to the sale of the SPT Explorer and Navigator Spirit in December 2015, and the Kilimanjaro Spirit and Fuji Spirit classified as held for sale as at December 31, 2015 and subsequently sold in March 2016.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased to $13.8 million and $28.3 million, respectively, for the three and six months ended June 30, 2016, compared to $16.1 million and $31.1 million for the same periods last year. The decrease was due to lower management fees relating to our shuttle tanker and FPSO segments primarily from our cost saving initiatives, a decrease in business development costs due to fewer growth opportunities, a decrease in costs allocated to us from Teekay Corporation, and a decrease due to the strengthening of the U.S. Dollar compared to the same periods last year, partially offset by an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, and the commencement of the charter contract of the Arendal Spirit in June 2015.
Interest Expense. Interest expense increased to $33.3 million and $69.4 million for the three and six months ended June 30, 2016 from $31.4 million and $56.2 million for the same periods last year, primarily due to:

•
increases of $2.5 million and $5.0 million, respectively, for the three and six months ended June 30, 2016, due to interest expense incurred on a $100.0 million, six-month loan issued by Teekay Corporation to us in January 2016;

•
increases of $2.0 million and $4.8 million, respectively, for the three and six months ended June 30, 2016, due to interest expense incurred relating to costs associated with the delay in delivery of our second UMS newbuilding up until its construction contract cancellation in late-June 2016;

•	increases of $1.9 million and $9.1 million, respectively, for the three and six months ended June 30, 2016, due to the acquisition of the Petrojarl Knarr FPSO in July 2015; and

•
an increase of $1.5 million for the six months ended June 30, 2016, due to borrowings and loan costs relating to the six towing vessels (which delivered throughout the first seven months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $30.0 million of senior secured bonds we issued in February 2015;

partially offset by

•	decreases of $1.9 million and $2.7 million, respectively, for the three and six months ended June 30, 2016, due to an increase in capitalized interest on our newbuildings;

•
decreases of $0.9 million and $1.9 million, respectively, for the three and six months ended June 30, 2016, due to lower debt balances, partially offset by higher interest rates on existing debt facilities compared to the same periods last year;

•
decreases of $0.9 million and $1.5 million, respectively, for the three and six months ended June 30, 2016, due to the maturity of the Norwegian Kroner (or NOK) 500.0 million senior unsecured bond in January 2016;

•
decreases of $0.8 million and $0.9 million, respectively, for the three and six months ended June 30, 2016, due to the ineffective portion of unrealized gains incurred on interest rate swaps designated as cash flow hedges for the towage newbuildings; and

•
decreases of $0.6 million and $0.9 million, respectively, for the three and six months ended June 30, 2016, relating to lower interest expense on our NOK bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange losses.

Realized and Unrealized Losses (Gains) on Derivatives. Net realized and unrealized losses on derivatives were $62.0 million and $122.5 million, respectively, for the three and six months ended June 30, 2016, compared to net realized and unrealized gains on derivatives of $49.7 million and losses of $13.1 million, respectively, for the same periods last year.

During the three months ended June 30, 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.1 billion and $2.2 billion, respectively, with average fixed rates of approximately 3.2% and 3.1%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.0% or less and, as such, we incurred realized losses of $13.5 million and $16.1 million, respectively, during the three months ended June 30, 2016 and 2015, under the interest rate swap agreements.

During the six months ended June 30, 2016 and 2015, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.1 billion and $1.9 billion, respectively, with average fixed rates of approximately 3.2% and 3.4%, respectively. Short-term variable benchmark interest rates during these periods were generally 1.0% or less and, as such, we incurred realized losses of $27.5 million and $29.5 million, respectively, during the six months ended June 30, 2016 and 2015, under the interest rate swap agreements.

During the three and six months ended June 30, 2016 and 2015, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated in Norwegian Kroner, Euro and the Singapore Dollar.

The $111.8 million increase in net realized and unrealized losses on derivatives for the three months ended June 30, 2016, was primarily due to a $110.0 million increase in unrealized losses on interest rate swaps relating to a decrease in long-term LIBOR benchmark rates as at June 30,

2016 relative to March 31, 2016 compared to an increase in long-term LIBOR benchmark as at June 30, 2015 relative to March 31, 2015, a $5.2 million decrease in unrealized gains on foreign currency forward contracts resulting from the strengthening of the U.S. Dollar against the Norwegian Kroner as at June 30, 2016 relative to March 31, 2016, compared to the weakening of the U.S. Dollar against the Norwegian Kroner as at June 30, 2015 relative to March 31, 2015, partially offset by a $2.6 million decrease in realized losses on interest rate swaps due to an increase in LIBOR during the second quarter of 2016 compared to the same period last year, and a $0.9 million decrease in realized losses on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the second quarter of 2016 related to actual cash settlements.

The $109.4 million increase in net realized and unrealized losses on derivatives for the six months ended June 30, 2016 was primarily due to a $120.9 million increase in unrealized losses on interest rate swaps relating to a decrease in long-term LIBOR benchmark rates as at June 30, 2016 relative to the beginning of 2016 compared to an increase in long-term LIBOR benchmark as at June 30, 2015 relative to the beginning of 2015, partially offset by a $8.2 million increase in unrealized gains on foreign currency forward contracts resulting from the weakening of the U.S. Dollar against the Norwegian Kroner as at June 30, 2016 relative to the beginning of 2016, compared to the strengthening of the U.S. Dollar against the Norwegian Kroner as at June 30, 2015 relative to the beginning of 2015, a $2.0 million decrease in realized losses on interest rate swaps due to an increase in LIBOR during the first half of 2016 compared to the same period last year, and a decrease of $1.2 million in realized losses on foreign currency forward contracts due to a decrease in the transfer of previously unrealized losses to realized losses during the first half of 2016 related to actual cash settlements.

Equity Income. Equity income decreased to $3.6 million and $8.9 million, respectively, for the three and six months ended June 30, 2016, compared to $9.7 million and $13.8 million for the same periods last year. The decrease was primarily due to a decrease in unrealized gains on derivative instruments in our investment in the Libra FPSO joint venture and the Itajai FPSO joint venture for the three and six months ended June 30, 2016, compared to the same periods last year, a decrease in revenues for the Itajai FPSO joint venture for the six months ended June 30, 2016 compared to the same period last year mainly due to lower production, the strengthening of the U.S. Dollar against the Brazilian Real and a lower maintenance bonus received during the first quarter of 2016, and a write-off of equipment in the Itajai FPSO joint venture during the second quarter of 2016.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $13.1 million and $15.9 million for the three and six months ended June 30, 2016, respectively, compared to $1.7 million and $6.4 million for the same periods last year. Our foreign currency exchange losses are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated net monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated net monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and six months ended June 30, 2016, foreign currency exchange losses include realized losses of $2.7 million and $37.9 million, respectively, (2015 - losses of $2.0 million and $4.3 million, respectively) and unrealized (losses) gains of ($14.4) million and $38.5 million, respectively (2015 - gains (losses) of $12.5 million and ($19.7) million, respectively) on the cross currency swaps and unrealized gains (losses) of $3.3 million and ($48.2) million, respectively (2015 - (losses) gains of ($9.5) million and $19.9 million, respectively), on the revaluation of the Norwegian Kroner denominated debt. During the six months ended June 30, 2016, NOK 500 million of our senior unsecured bonds matured and we recorded a $32.6 million realized foreign currency exchange gain on the repayment of the bonds and a $32.6 million realized loss on the maturity of its associated cross currency swap. There were additional realized and unrealized foreign exchange gains (losses) of $0.7 million and ($0.9) million, respectively, for the three and six months ended June 30, 2016 (2015 - losses of $2.8 million and $2.3 million, respectively) on all other monetary assets and liabilities.

Other (expense) income - net. Other (expense) income - net was $(21.3) million for the three and six months ended June 30, 2016, compared to $0.4 million and $0.6 million for the same periods last year. The increase in other expenses was mainly due to the cancellation of the UMS construction contracts recorded during the three and six months ended June 30, 2016 resulting in the recognition of an expense relating to estimated damages of $38.0 million, partially offset by a $14.5 million gain associated with the extinguishment of contingent liabilities relating to the UMS newbuildings and a $2.1 million gain relating to the reassessment of a contingent liability fair value associated with the Arendal Spirit UMS.

Income Tax Recovery. Income tax recovery was $1.4 million and $4.3 million for the three and six months ended June 30, 2016, compared to $0.1 million and $0.2 million for the same periods last year. The increase in income tax recovery for the three and six months ended June 30, 2016, compared to the same period last year, was primarily due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015 and a reversal of an uncertain tax position as a result of receiving a favorable ruling during the six months ended June 30, 2016.
Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. Prior to the fourth quarter of 2015, the operating cash flow our vessels generated each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, was generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Global crude oil prices have significantly declined since mid-2014. This decline, combined with other factors beyond our control, has adversely affected energy and master limited partnership capital markets and available sources of financing. We believe there is currently a dislocation in these markets relative to the stability of our businesses. Based on upcoming equity capital requirements for our committed growth projects and scheduled debt repayment obligations, coupled with the uncertainty regarding how long it will take for the energy and master limited partnership capital markets to normalize, we believe that it is in the best interests of our common unitholders to conserve more of our internally generated cash flows to fund these projects and to reduce debt levels. As a result, in December 2015, we temporarily reduced our quarterly cash distributions to $0.11 per common unit and these reduced distribution amounts were maintained for the first and second quarters of 2016, and our near-term business strategy is now primarily focused on funding and implementing existing growth projects and repaying or refinancing scheduled debt obligations rather than pursuing additional growth projects. Despite significant weakness in the global energy and capital markets, our operating cash flows remain largely stable and growing, supported by a large and well-diversified portfolio of fee-based contracts with high quality counterparties.

Our primary liquidity needs for the remainder of 2016 and for 2017 are to pay existing committed capital expenditures and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly distributions on certain of our outstanding common and preferred units, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds for the remainder of 2016 and for 2017 will be cash flows from operations, bank debt, equity offerings and proceeds from the sale of certain assets.

During the second quarter of 2016, we completed a series of initiatives to manage our unfunded capital expenditures and upcoming debt maturities, including:

•
obtaining additional bank financing, including a $250 million debt facility for the three East Coast of Canada newbuilding shuttle tankers, a $40 million debt facility for six un-mortgaged vessels, and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers;

•	extending $75 million of the outstanding principal amount of an existing revolving credit facility financing for the Petrojarl Varg FPSO unit until late-2017;

•
extending the majority of the principal maturity payments to late-2018 for two of our existing NOK senior unsecured bonds, previously due in January 2017 and January 2018, and agreeing to pay a portion of the outstanding principal amount under these facilities in October 2016, October 2017 and January 2018;

•
agreeing with Teekay Corporation to pay-in-kind, all distributions on our common units to Teekay Corporation, including distributions to our general partner, in common units, instead of cash, until our NOK bonds maturing in 2018 have been fully repaid;

•
extending to January 2019 the maturity date of $200 million in obligations owing to Teekay Corporation under the terms of a promissory note pursuant to which we will pay Teekay Corporation interest in the amount of 10.0% per year;

•
issuing $200 million of equity, consisting of (i) $100 million of our 10.5% Series D Preferred Units (with a two-year payment-in-kind option to be settled in common units) plus 4.5 million warrants with an exercise price of $4.55 per common unit and 2.25 million warrants with an exercise price of $6.05 per common unit, and (ii) $100 million of common units at a price of $4.55 per unit;

•	cancelling, by our subsidiary Logitel, the shipbuilding contracts for the two remaining UMS newbuildings; and

•
amending the terms of certain interest rate swaps to defer the counterparties’ early termination options and extending and increasing the threshold of existing cross currency swaps related to our two NOK bonds that have been extended as part of these initiatives.

As part of completing the financing initiatives, we agreed to convert $46 million of face value of the $250 million of Series C Preferred Units for approximately 8.3 million common units and the remaining $204 million of outstanding Series C Preferred Units for 8.5 million of our newly-issued 8.60% Series C-1 Preferred Units that also include a two-year payment-in-kind option.

As part of the financing initiatives, Teekay Corporation provided financial guarantees to us for liabilities associated with the long-term debt financing relating to the East Coast of Canada newbuilding shuttle tankers and for certain of our interest rate swap and cross currency swap liabilities. The guarantees cover liabilities totaling up to a maximum amount of $495 million and have been provided for at no additional cost to us.

In addition, we are evaluating or pursuing a number of additional potential sources of financing to increase our available liquidity, including divesting of assets, issuing equity securities through our continuous offering program and accessing the unsecured bond market. There can be no assurance that any such financing will be available to us on acceptable terms, if at all.

Our ability to continue to expand the size of our fleet over the long-term is in part dependent upon our ability to continue to generate operating cash flow, particularly from our shuttle tanker and FPSO fleets, obtain long-term bank borrowings and other debt, as well as our ability to raise debt or equity financing through either public or private offerings.

As at June 30, 2016, our total future contractual obligation for vessels and newbuildings and committed conversions, including our 50% interest in the Libra FPSO conversion, was approximately $941.1 million, consisting of $470.2 million (remainder of 2016), $402.3 million (2017) and $68.6 million (2018). Of this $941.1 million of future contractual obligations, we have pre-arranged undrawn financing in place of $738.3 million and therefore a remaining funding requirement of $134.2 million (2017) and $68.6 million (2018). We expect to manage these funding requirements from existing and expected liquidity.

Our revolving credit facilities and term loans are described in Item 1 - Financial Statements: Note 6. Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities, of which one revolving credit facility is undrawn as at June 30, 2016, and four term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 113% to 125%. As at June 30, 2016, these ratios ranged from 125% to 195% and exceeded the minimum ratios required. The vessel values used in calculating these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the shuttle tanker, towing, UMS or FPSO markets could negatively affect these ratios. For debt covenant purposes, we need to maintain a minimum liquidity balance of 5% of total consolidated debt, which was approximately $165 million as at June 30, 2016. As at June 30, 2016, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at June 30, 2016, our total consolidated cash and cash equivalents were $380.7 million, compared to $258.5 million at December 31, 2015. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings was $420.7 million as at June 30, 2016, compared to $282.7 million as at December 31, 2015. The increase in liquidity was primarily due to: proceeds from the issuance and sale of Series D Preferred Units and common units as described above; additional bank financings as described above; proceeds from the sale of the Navion Torinita, Fuji Spirit and Kilimanjaro Spirit; the timing of the settlements of intercompany balances and a decrease in collateral on cross currency swaps; partially offset by the scheduled repayments or prepayments of outstanding term loans and NOK bonds; and payments for committed newbuildings and conversions (please read Item 1 - Financial Statements: Note 11. Commitments and Contingencies).

As at June 30, 2016, we had a working capital deficit of $295.8 million, compared to a working capital deficit of $504.5 million at December 31, 2015. Accrued liabilities increased mainly due to estimated damages relating to the cancellation of the two UMS newbuildings. The due to affiliates balance in current liabilities decreased mainly due to the refinancing of the $100 million convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Petrojarl Knarr FPSO unit, and a $100 million six-month loan made by Teekay Corporation to us, with a $200 million long-term subordinate promissory note issued to Teekay Corporation by us, which matures in 2019. The current portion of derivative instruments in current liabilities decreased due to the amendment of terms of certain interest rate swaps to defer the counterparties’ early termination options and extend and increase the threshold of existing cross currency swaps related to two of our NOK bonds as described above. The current portion of long-term debt increased mainly due to reclassifying two term loans maturing in the first half of 2017 to current portion of long-term debt as at June 30, 2016, the drawdown of one existing revolving debt facility, the drawdown of existing term loans to finance the installment payments on the four towing and offshore installation newbuildings and the Petrojarl I FPSO unit upgrades and the reclassification of a portion of the term loan relating to the Gina Krog FSO conversion to current portion of long-term debt as at June 30, 2016, partially offset by the extension of $75 million of an existing revolving credit facility relating to the Petrojarl Varg FPSO unit, the repayment of NOK 500 million of one tranche of a NOK bond which matured and was paid in January 2016 and other debt repayments during the first half of 2016. We expect to manage our working capital deficit primarily with net operating cash flow, issuing equity securities through our continuous offering program, debt refinancing, and our existing liquidity.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2016	2015
Net cash flow from operating activities	171,742	217,067
Net cash flow from financing activities	55,974	238,103
Net cash flow used for investing activities	(105,471)	(449,128)

Operating Cash Flows.

Net cash flow from operating activities decreased to $171.7 million for the six months ended June 30, 2016, from $217.1 million for the same period in 2015, primarily due to a $45.5 million decrease in changes in non-cash working capital, a $24.8 million increase in realized losses on our cross currency swaps, realized foreign exchange losses and other items, a $16.4 million increase in time-charter hire expense, a $11.3 million increase in net interest expense, a $5.7 million increase in dry-docking expenditures, a $4.4 million increase in vessel operating expenses, a $1.4 million increase in restructuring charges and a $0.5 million increase in income tax expense partially offset by a $32.7 million decrease in net deferred mobilization costs, a $22.4 million increase in net revenues, a $3.5 million increase in dividends received from our equity-accounted joint ventures, a $3.3 million decrease in realized losses on derivatives and a $2.8 million decrease in general and administrative expenses.

The decrease in non-cash working capital items for the six months ended June 30, 2016 compared to the same period last year is primarily due to the timing of settlements of intercompany balances with related parties, partially offset by the timing of payments made to vendors and received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We purchased the Petrojarl Knarr FPSO unit from Teekay Corporation on July 1, 2015, as described in Item 1 - Financial Statements: Note 3. Dropdown Predecessor, net of $14.2 million of cash acquired.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $135.4 million for the six months ended June 30, 2016, and $392.2 million for the same period in 2015. This decrease was mainly due to the issuance of $30 million senior bonds and the drawdown of two new debt facilities and an existing revolving credit facility during the first half of 2015. These proceeds were used primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of five towing and offshore installation vessels. The decrease was partially offset by the drawdown during the first half of 2016 of three existing term loans and a new $35 million tranche added to an existing debt facility secured by two shuttle tankers. These proceeds were used primarily to fund the installment payments on the four towing and offshore installation newbuildings, upgrades on the Petrojarl I FPSO unit and the Gina Krog FSO conversion.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $263.9 million for the six months ended June 30, 2016, from $185.9 million for the same period in 2015, mainly due to the maturity of a NOK 500 million tranche of our senior unsecured bonds in January 2016 and the repayment of a portion of the existing revolving credit facility relating to the Petrojarl Varg FPSO unit.

Cash distributions paid by our subsidiaries to non-controlling interests during the six months ended June 30, 2016 and 2015 totaled $0.1 million and $5.7 million, respectively. The decrease in distributions paid by our subsidiaries to non-controlling interest was due to the timing of payments of cash distributions.

Cash distributions paid by us to our common and preferred unitholders and our general partner during the six months ended June 30, 2016 and 2015 were $45.5 million and $115.5 million, respectively. The decrease in distributions to our common and preferred unitholders and our general partner was attributed to a decrease in the quarterly distribution paid on our common units during the first and second quarters of 2016 to $0.11 per common unit compared to $0.5384 per common unit paid during the first and second quarters of 2015, partially offset by an increase in the number of preferred units resulting from the issuance of 5.0 million Series B Preferred Units in April 2015 and the 10.4 million Series C Preferred Units issued in July 2015.

The decrease in restricted cash of $32.0 million during the six months ended June 30, 2016 compared to the decrease of $15.1 million for the same period in 2015 relates to a decrease in collateral on cross currency swaps.

In June 2016, we issued 22.0 million common units in a private placement for net proceeds of approximately $99.5 million, including the general partner's 2% proportionate capital contribution. We intend to use the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In June 2016, we issued 4,000,000 10.50% Series D Preferred Units to a group of investors for net proceeds of approximately $97.2 million. These investors also received 4,500,000 warrants with an exercise price equal to the closing price of the Partnership’s common units on June 16, 2016, or $4.55 per unit and 2,250,000 warrants with an exercise price at a 33% premium to the closing price of the Partnership’s common units on June 16, 2016, or $6.05 per unit. We intend to use the proceeds for general partnership purposes including the funding of existing newbuilding installments and capital conversion projects.

In April 2015, we completed a public offering of $125 million of our 8.5% Series B Preferred Units, raising net proceeds of approximately $120.8 million. The net proceeds from the issuance were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

Subsequent to June 30, 2016, distributions of $15.4 million on our outstanding common units and general partner interest related to the second quarter of 2016 were declared of which $10.9 million relating to common units outstanding by the public were paid in cash and $4.5 million relating to our common units and the general partner interest held by a subsidiary of Teekay Corporation were settled in the form of our common units on August 12, 2016. Subsequent to June 30, 2016, cash distributions of $5.4 million for our Series A and Series B Preferred Units relating to the second quarter of 2016 were declared and were paid on August 15, 2016. Subsequent to June 30, 2016, distributions of $5.7 million for our Series C-1 and Series D Preferred Units relating to the second quarter of 2016 were declared and were settled in the form of our common units on August 15, 2016.

Investing Cash Flows.

During the six months ended June 30, 2016, net cash flow used for investing activities was $105.5 million, primarily relating to $106.4 million of expenditures for vessels and equipment, a $52.9 million investment in our joint ventures (including $56.1 million of cash investments partially offset by a $3.3 million construction credit received) and $1.6 million net investments in direct financing lease assets (including $4.5 million of investments in direct financing lease asset partially offset by $2.9 million received from leasing our direct financing lease assets), partially offset by $55.5 million from the sale of the Navion Torinita shuttle tanker and the Fuji Spirit and Kilimanjaro Spirit conventional tankers.

During the six months ended June 30, 2015, net cash flow used for investing activities was $449.1 million, primarily relating to expenditures for vessels and equipment (including the $167.0 million final installment on the Arendal Spirit UMS, $139.3 million on the five towing and offshore installation vessels delivered in the first and second quarters of 2015, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.7 million of upgrade costs on the Petrojarl I FPSO unit, $17.4 million on FSO conversion costs, $14.1 million on the Petrojarl Knarr FPSO unit, installments of $12.2 million on the four newbuilding towing vessels and $6.2 million on various other vessel additions), an increase in restricted cash of $42.1 million due to cash held as security related to the purchase of the five towing and offshore installation vessels and investments in the Libra FPSO joint venture of $5.4 million, partially offset by proceeds of $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million for the repayment of advances from our joint venture and scheduled lease payments of $2.4 million received from leasing our direct financing lease assets.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2016:

		Balance
		of					Beyond
	Total	2016	2017	2018	2019	2020	2020
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Bond repayments (1)	300.0	—	—	—	300.0	—	—
Secured debt - scheduled repayments (1)	2,059.3	176.4	399.0	355.0	310.7	224.8	593.4
Secured debt - repayments on maturity	652.8	—	219.7	144.1	25.0	40.0	224.0
Chartered-in vessels (operating leases)	151.1	38.8	59.8	35.4	17.1	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	941.1	470.2	402.3	68.6	—	—	—
Asset retirement obligation	19.3	—	—	—	—	19.3	—
Norwegian Kroner-Denominated Obligations
Long-term debt (3)	287.0	21.5	21.5	124.4	119.6	—	—
Total contractual obligations	4,410.6	706.9	1,102.3	727.5	772.4	284.1	817.4

(1)
Excludes expected interest payments of $46.2 million (remainder of 2016), $80.6 million (2017), $64.7 million (2018), $45.3 million (2019), $26.3 million (2020) and $47.3 million (beyond 2020). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 4.00% (variable-rate loans) as at June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)
Consists of the acquisition of four towing and offshore installation newbuildings, three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read Item 1 - Financial Statements: Note 11b, 11c, 11e, 11f and 11g - Commitments and Contingencies. We have pre-arranged undrawn financing of approximately $738.3 million relating to our capital expenditure commitments.

(3)
Norwegian Kroner-denominated bond repayments are based on the foreign exchange rate as at June 30, 2016 and exclude the impact of the cross-currency swaps. Excludes expected interest payments of $8.4 million (remainder of 2016), $15.3 million (2017), $14.4 million (2018) and $0.5 million (2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.25% and 5.75% as at June 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Part I, Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies in our Annual Report on Form 20-F for the year ended December 31, 2015.

Effective January 1, 2016, we changed the estimated useful lives of the unique shuttle tanker component of our vessels from 25 to 20 years based on the challenges that we have faced in utilizing this unique equipment during the current adverse market conditions in the energy sector and the other long-term factors associated with the global oil industry. In addition, for eight of our older shuttle tankers, we have changed the estimated useful life of the tanker component of the vessels from 25 to 20 years due to our outlook for the shuttle and conventional tanker market and based on our expected operating plans. Please read Item 1 - Financial Statements: Note 1 - Basis of Presentation.

At June 30, 2016, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at June 30, 2016, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects;

•	our near-term business strategy;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	potential offers of vessels and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•
certainty of completion, estimated delivery and completion dates, commencement of charter, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the towing and offshore installation vessel newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Libra FPSO unit to serve the Libra field, the upgrades of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expectations as to the chartering of unchartered vessels, including four towing newbuildings and the six on-the-water towing vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	certainty of completion, the completion date, extensions and the estimated amount of financings, refinancings and equity issuances under our financing plan;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner;

•	distributions on our common units and the temporary nature of recent reductions to such distributions;

•	increasing the efficiency of our business and redeploying vessels as charters expire or terminate;

•	the outcome of claims by Sevan due to the failure, prior to our acquisition of Logitel, of Sevan to obtain shareholder approval under Norwegian law for certain transactions;

•	the outcome of the claim from Petrobras associated with the Piranema Spirit FPSO;

•	the outcome of the cancellation of the UMS newbuildings; and

•	our ability to pay dividends on our common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and OOG to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our cash flows and levels of available cash, and the levels of cash reserves established by the board of directors of our general partners and required by any financing agreements; the outcome of discussions with Sevan and third parties relating to existing or potential claims; the outcome of the cancellation of the UMS construction contracts; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters related to the towage newbuildings; our ability to successfully operate in new markets, including the East Coast of Canada; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at June 30, 2016 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance							Fair
	of					There-		Value
	2016	2017	2018	2019	2020	after	Total	Liability	Rate (1)
	(in millions of U.S. Dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	168.3	603.1	474.2	310.7	241.2	702.2	2,499.7	2,371.0	2.7%
Variable Rate (NOK) (3)	21.5	21.5	124.4	119.6	—	—	287.0	248.7	6.1%
Fixed-Rate ($U.S.)	8.1	15.6	24.9	325.0	23.6	115.2	512.4	451.2	5.2%
Interest Rate Swaps:
Contract Amount (4)(5)	249.8	220.3	229.0	406.0	459.9	659.7	2,224.7	338.4	3.2%
Average Fixed Pay Rate (2)	2.4%	1.8%	1.8%	4.3%	2.9%	4.1%	3.2%
________________

(1)
Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of June 30, 2016 ranged between 0.30% and 4.00% based on LIBOR and between 4.25% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)
Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 - Financial Statements: Note 9. Derivative Instruments and Hedging Activities.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(5)
Includes six interest rate swaps, which as at June 30, 2016, had a total notional amount of $761.5 million and a total fair value liability of $267.5 million. In the second quarter of 2016, the early termination provisions of these interest rate swaps were extended from the second half of 2016 through the second half of 2017 to early-to-mid-2019.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, the Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At June 30, 2016, we were committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	Expected Maturity		Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			2016	2017
			(in thousands of U.S. Dollars)
Norwegian Kroner	422,500	8.00	24,284	28,569	(2,302)
Euro	4,500	0.92	4,886	—	124
Singapore Dollar	19,637	1.35	14,592	—	(17)
			43,762	28,569	(2,195)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 9. Derivative Instruments and Hedging Activities.
As at June 30, 2016, we were committed to the following cross currency swaps:

Notional Amount NOK (thousands)	Principal Amount USD (thousands)	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Asset (Liability) (in thousands of U.S. Dollars)	Remaining Term (years)
		Reference Rate	Margin

600,000 (1)(2)	101,351	NIBOR	5.75%	8.84%	(34,817)	2.4
800,000 (1)(3)	143,536	NIBOR	5.75%	7.58%	(55,132)	2.5
1,000,000	162,200	NIBOR	4.25%	7.45%	(54,658)	2.6
					(144,607)

(1)	Notional amount reduces equally with NOK bond repayments.

(2)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 7.2 million for $1.2 million.

(3)	Excludes an economic hedge on the foreign currency exposure for a three percent premium upon maturity of the NOK bonds which exchanges NOK 19.2 million for $3.4 million.

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at June 30, 2016, we were not committed to any bunker fuel swap contracts.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2016, we completed the global implementation of an accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. This accounting system was previously implemented in certain regions during 2012. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the six months ended June 30, 2016, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
Occasionally we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. At this time, we are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
Please read Item 1 - Financial Statements: Note 11 - Commitments and Contingencies: Parts d) and h) for a description of the potential claims and claims made against us.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K and below, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.
Some of our customers and/or agents may be involved in corrupt practices
Some of our customers and/or agents operating in Brazil may be implicated in corrupt practices involving fraud, bribery or improper payments. Any adverse effect on our customers or agents could harm our business or reputation.
We may not have sufficient cash from operations to enable us to pay the current level of distributions on our units or to maintain or increase distributions
We have issued significant amounts of additional common units and other equity securities to finance vessel acquisitions and organic growth projects, to repay or refinance our debt obligations and to fund capital expenditures and estimated funding gaps, and we expect to issue additional common units or other equity securities in the future. The issuance of additional common units and other equity securities is dilutive to unitholders and increases the risk that we will not have sufficient available cash to maintain or increase cash distribution levels to our unitholders.
Restrictions in our debt agreements may prevent us or our subsidiaries from paying distributions.
Our and our subsidiaries’ financing agreements prohibit the payment of distributions upon the occurrence of the following events, among others:

•
failure to raise a cash amount from the issuance of equity that matches or exceeds cash distributions paid to third party common unitholders within six months following the payment of such distributions.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
Please refer to our Report on Form 6-K dated June 30, 2016.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
None
Item 6 – Exhibits

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 15, 2016	By:	/s/ Peter Evensen
Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)